
05006395

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Turkiye Garanti Bankasi

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3636 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 3/10/05

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Year Ended 31 December 2004

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditor's Report Thereon

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik AŞ

25 February 2005

This report contains "Independent Auditor's Report" comprising 1 page and; "Unconsolidated financial statements and related disclosures and footnotes" comprising 80 pages.

Convenience Translation of the Auditor's Report Originally Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have been engaged to audit the accompanying balance sheet of Türkiye Garanti Bankası Anonim Şirketi (the Bank) as of 31 December 2004 and the related income statement, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility as independent auditors is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the regulations on the accounting and recording rules and independent auditing standards, which are determined by the (Turkish) Banking Law Number 4389. These regulations require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; also assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 December 2004 and the result of its operations and cash flows for the year then ended, in accordance with the accounting principles and standards that are based on the current regulations described in Article 13 of (Turkish) Banking Law.

İstanbul,
25 February 2005

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik AŞ

Ö. Cevdet Suner
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

As of 31 December 2004, Unconsolidated Financial Statements and Related Disclosures and Footnotes to be Announced to Public together with Independent Auditor's Report Thereon

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 217 64 22
www.garantibank.com.tr

The Reporting Package prepared in accordance with the statement no.17 "Financial Statements and Related Disclosures and Footnotes to be Announced to Public" as regulated by Banking Regulation and Supervision Agency (BRSA), is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Financial Statements
3. Accounting Policies
4. Financial Position and Results of Operations
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditor's Report and Auditor's Evaluation

The audited unconsolidated financial statements and related disclosures and footnotes are prepared in accordance with the "Regulation on Accounting Standards" and the related statements and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying unconsolidated financial statements are presented in **TL billions = thousands of New Turkish Lira** as restated for the effects of inflation in equivalent purchasing power as of 31 December 2004.

Muammer Cüneyt Sezgin	S. Ergun Özen	Sema Yurdum	Aylin Aktürk/Aydın Şenel
Board of Directors Member Responsible of Internal Control System	General Manager	Executive Vice President	Senior Vice Presidents

SECTION ONE
General Information

SECTION TWO
Unconsolidated Financial Statements

SECTION THREE
Accounting Policies

SECTION FOUR
Financial Position and Results of Operations

SECTION FIVE
Disclosures and Footnotes on Unconsolidated Financial Statements

SECTION SIX
Other Disclosures and Footnotes

SECTION SEVEN
Independent Auditor's Report and Auditor's Evaluation

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

1 General Information

1.1 Activities of the Bank

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 347 domestic branches, three foreign branches and five representative offices abroad. The Bank's head office is located in Istanbul.

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Operating attorneyship, insurance agency, brokerage and freight businesses in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

1.2 Related parties

Group of Companies under Doğuş Holding AŞ that currently owns 51.42% shares of the Bank, is called as the Doğuş Group (the Group).

The Group was established in 1951 as a construction and contracting firm. In addition to the construction sector, the Group operates in a variety of businesses consisting of financial services, automotive, retail, tourism and service sectors with more than 17,000 employees.

The Group already operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC.

In the construction sector, the Group has an important role in ongoing projects or projects being considered such as Araklı-İyidere, Çukurova, Sinop-Boyabat, Asilah-Tanger (Morocco) motorways, Yusufeli and Artvin dams, Ukraine Dnyeper Bridge.

The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum, Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 December 2004

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2004)

	ASSETS	Footnotes	CURRENT PERIOD 31 December 2004			PRIOR PERIOD 31 December 2003		
			TL	FC	Total	TL	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	**5.1.1**	**62,803**	**1,228,128**	**1,290,931**	**78,223**	**490,011**	**568,234**
1.1	Cash in TL		62,013	-	62,013	41,664	-	41,664
1.2	Cash in foreign currency		-	127,515	127,515	-	139,823	139,823
1.3	Balances with the Central Bank of Turkey		342	1,098,107	1,098,449	36,490	348,849	385,339
1.4	Other		448	2,506	2,954	69	1,339	1,408
II.	**TRADING SECURITIES (Net)**	**5.1.2**	**201,440**	**74,382**	**275,822**	**52,052**	**878,107**	**930,159**
2.1	Public sector debt securities		201,440	73,824	275,264	52,052	877,450	929,502
2.1.1	Government bonds		180,971	72,473	253,444	51,051	876,491	927,542
2.1.2	Treasury bills		20,469	-	20,469	1,001	-	1,001
2.1.3	Other		-	1,351	1,351	-	959	959
2.2	Share certificates		-	-	-	-	-	-
2.3	Other securities		-	558	558	-	657	657
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	**5.1.3**	**34,891**	**208,703**	**243,594**	**24,891**	**329,730**	**354,621**
3.1	Banks		34,891	208,703	243,594	24,891	329,730	354,621
3.1.1	Domestic banks		12,611	89,309	101,920	21,920	24,134	46,054
3.1.2	Foreign banks		22,280	119,394	141,674	2,971	305,596	308,567
3.1.3	Foreign branches		-	-	-	-	-	-
3.2	Other financial institutions		-	-	-	-	-	-
IV.	**INTERBANK MONEY MARKET**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	5.1.4	-	-	-	-	-	-
V.	**INVESTMENT SECURITIES AVAILABLE FOR SALE (Net)**	**5.1.5**	**2,707,093**	**2,673,967**	**5,381,060**	**2,103,804**	**2,646,569**	**4,750,373**
5.1	Share certificates		67,915	-	67,915	58,262	-	58,262
5.2	Other securities		2,639,178	2,673,967	5,313,145	2,045,542	2,646,569	4,692,111
VI.	**LOANS**	**5.1.6**	**5,166,274**	**5,335,102**	**10,501,376**	**2,967,781**	**4,853,980**	**7,821,761**
6.1	Short term		4,736,717	2,072,309	6,809,026	2,746,759	1,928,851	4,675,610
6.2	Medium and long term		241,268	3,262,793	3,504,061	40,894	2,925,129	2,966,023
6.3	Loans under follow-up		431,826	-	431,826	344,792	-	344,792
6.4	Specific provisions (-)		243,537	-	243,537	164,664	-	164,664
VII.	**FACTORING RECEIVABLES**	**5.1.7**	-	-	-	-	-	-
VIII.	**INVESTMENT SECURITIES HELD TO MATURITY (Net)**	**5.1.8**	**976,483**	**2,629,216**	**3,605,699**	**1,009,790**	**4,157,391**	**5,167,181**
8.1	Public sector debt securities		976,483	2,587,331	3,563,814	1,009,790	4,107,891	5,117,681
8.1.1	Government bonds		976,483	2,587,331	3,563,814	1,009,790	3,943,647	4,953,437
8.1.2	Treasury bills		-	-	-	-	-	-
8.1.3	Other		-	-	-	-	164,244	164,244
8.2	Other securities		-	41,885	41,885	-	49,500	49,500
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	**5.1.9**	**154,616**	**5,024**	**159,640**	**316,108**	**5,033**	**321,141**
9.1	Financial investments in associates		-	5,024	5,024	-	5,033	5,033
9.2	Non-Financial investments in associates		154,616	-	154,616	316,108	-	316,108
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	**5.1.10**	**1,102,991**	**291,860**	**1,394,851**	**1,140,008**	**324,240**	**1,464,248**
10.1	Financial investments in subsidiaries		276,459	291,860	568,319	231,154	324,240	555,394
10.2	Non-Financial investments in subsidiaries		826,532	-	826,532	908,854	-	908,854
XI.	**OTHER INVESTMENTS (Net)**	**5.1.11**	-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	**5.1.12**	-	-	-	-	-	-
12.1	Gross financial lease receivables		-	-	-	-	-	-
12.2	Unearned income (-)		-	-	-	-	-	-
XIII.	**RESERVE DEPOSITS**		**332,942**	**1,000,043**	**1,332,985**	**295,578**	**969,021**	**1,264,599**
XIV.	**MISCELLANEOUS RECEIVABLES**	**5.1.13**	**35,497**	**2,435**	**37,932**	**122,652**	**4,794**	**127,446**
XV.	**ACCRUED INTEREST AND INCOME**	**5.1.14**	**237,635**	**306,924**	**544,559**	**259,769**	**500,743**	**760,512**
15.1	Loans		70,422	93,632	164,054	54,697	148,987	203,684
15.2	Securities		141,302	145,939	287,241	178,331	346,384	524,715
15.3	Other		25,911	67,353	93,264	26,741	5,372	32,113
XVI.	**TANGIBLE ASSETS (Net)**	**5.1.15**	**1,262,723**	**1,613**	**1,264,336**	**1,446,064**	**2,061**	**1,448,125**
16.1	Cost		2,029,198	6,018	2,035,216	2,148,132	5,982	2,154,114
16.2	Accumulated Depreciation (-)		766,475	4,405	770,880	702,068	3,921	705,989
XVII.	**INTANGIBLE ASSETS (Net)**	**5.1.16**	**20,862**	**5**	**20,867**	**29,531**	-	**29,531**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		70,533	6	70,539	68,588	-	68,588
17.3	Accumulated Amortisation (-)		49,671	1	49,672	39,057	-	39,057
XVIII	**OTHER ASSETS**	**5.1.17**	**207,658**	**6,607**	**214,265**	**470,547**	**12,230**	**482,777**
	TOTAL ASSETS		**12,503,908**	**13,764,009**	**26,267,917**	**10,316,798**	**15,173,910**	**25,490,708**

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 December 2004

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2004)

	LIABILITIES AND EQUITY	Footnotes	CURRENT PERIOD 31 December 2004			PRIOR PERIOD 31 December 2003		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	5.2.1	**7,777,032**	**9,835,209**	**17,612,241**	**6,530,402**	**9,863,434**	**16,393,836**
1.1	Bank deposits		431,260	210,661	641,921	420,387	320,155	740,542
1.2	Saving deposits		3,781,136	-	3,781,136	3,327,410	-	3,327,410
1.3	Public sector deposits		10,857	-	10,857	8,655	-	8,655
1.4	Commercial deposits		3,235,771	-	3,235,771	2,512,698	-	2,512,698
1.5	Other institutions deposits		318,008	-	318,008	261,252	-	261,252
1.6	Foreign currency deposits		-	9,617,844	9,617,844	-	9,527,212	9,527,212
1.7	Precious metals vault accounts		-	6,704	6,704	-	16,067	16,067
II.	**INTERBANK MONEY MARKET**		**508,466**	**465,990**	**974,456**	**205,964**	**1,750,995**	**1,956,959**
2.1	Interbank money market takings		-	-	-	-	-	-
2.2	Istanbul Stock Exchange money market takings		199,650	-	199,650	119,532	-	119,532
2.3	Funds provided under repurchase agreements	5.2.2	308,816	465,990	774,806	86,432	1,750,995	1,837,427
III.	**FUNDS BORROWED**	5.2.3	**124,743**	**3,423,003**	**3,547,746**	**107,120**	**3,184,807**	**3,291,927**
3.1	Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other funds borrowed		124,743	3,423,003	3,547,746	107,120	3,184,807	3,291,927
3.2.1	Domestic banks and institutions		124,743	72,822	197,565	107,120	89,918	197,038
3.2.2	Foreign banks, institutions and funds		-	3,350,181	3,350,181	-	3,094,889	3,094,889
IV.	**SECURITIES ISSUED (Net)**	5.2.4	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset backed securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**FUNDS**	5.2.5	-	-	-	-	-	-
VI.	**MISCELLANEOUS PAYABLES**	5.2.6	**65,591**	**5,441**	**71,032**	**50,973**	**4,375**	**55,348**
VII.	**OTHER EXTERNAL RESOURCES PAYABLE**	5.2.7	**61,798**	**460,944**	**522,742**	**96,502**	**456,321**	**552,823**
VIII.	**TAXES AND OTHER DUTIES PAYABLE**	5.2.8	**43,612**	**39**	**43,651**	**44,444**	**40**	**44,484**
IX.	**FACTORING PAYABLES**	5.2.9	-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	5.2.10	-	**29,738**	**29,738**	**3**	**22,467**	**22,470**
10.1	Financial lease payables		-	35,647	35,647	8	26,549	26,557
10.2	Deferred financial lease expenses (-)		-	5,909	5,909	5	4,082	4,087
XI.	**ACCRUED INTEREST AND EXPENSES**	5.2.11	**95,671**	**71,417**	**167,088**	**141,753**	**128,446**	**270,199**
11.1	Deposits		71,661	19,587	91,248	129,114	21,568	150,682
11.2	Borrowings		8,260	28,975	37,235	8,692	22,039	30,731
11.3	Repurchase agreements		3,822	10,195	14,017	77	6,936	7,013
11.4	Other		11,928	12,660	24,588	3,870	77,903	81,773
XII.	**PROVISIONS**	5.2.12	**122,097**	**7,802**	**129,899**	**105,863**	**6,817**	**112,680**
12.1	General provisions		62,415	3,097	65,512	51,392	2,170	53,562
12.2	Reserve for employee termination benefits		12,570	-	12,570	13,171	-	13,171
12.3	Provisions for income taxes		1,488	-	1,488	1,694	-	1,694
12.4	Insurance technical provisions		-	-	-	-	-	-
12.5	Other provisions		45,624	4,705	50,329	39,606	4,647	44,253
XIII.	**SUBORDINATED LOANS**	5.2.13	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	5.2.14	**3,089,705**	**79,619**	**3,169,324**	**2,608,356**	**181,626**	**2,789,982**
14.1	Paid-in capital		1,200,000	-	1,200,000	822,038	-	822,038
14.2	Supplementary capital		1,305,449	73,197	1,378,646	1,318,012	181,626	1,499,638
14.2.1	Share premium		-	-	-	-	-	-
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Securities value increase fund		68,021	73,197	141,218	80,992	181,626	262,618
14.2.4	Revaluation fund		9,143	-	9,143	26,993	-	26,993
14.2.5	Revaluation surplus		5,737	-	5,737	4,149	-	4,149
14.2.6	Other supplementary capital		-	-	-	-	-	-
14.2.7	Capital reserves from inflation adjustments to paid-in capital		1,222,548	-	1,222,548	1,205,878	-	1,205,878
14.3	Profit reserves		133,707	6,422	140,129	-	-	-
14.3.1	Legal reserves		25,144	1,193	26,337	-	-	-
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		108,563	-	108,563	-	-	-
14.3.4	Other profit reserves		-	5,229	5,229	-	-	-
14.4	Profit or loss		450,549	-	450,549	468,306	-	468,306
14.4.1	Prior periods income/loss		-	-	-	125,075	-	125,075
14.4.2	Current period income/loss		450,549	-	450,549	343,231	-	343,231
	TOTAL LIABILITIES AND EQUITY		11,888,715	14,379,202	26,267,917	9,891,380	15,599,328	25,490,708

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 December 2004

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2004)

OFF-BALANCE SHEET ITEMS		Footnotes	CURRENT PERIOD 31 December 2004			PRIOR PERIOD 31 December 2003		
			TL	FC	Total	TL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)			**8,948,462**	**9,377,639**	**18,326,101**	**7,576,048**	**12,960,654**	**20,536,702**
I.	**GUARANTEES**	**5.4.1**	**1,516,863**	**5,174,823**	**6,691,686**	**1,411,901**	**4,445,698**	**5,857,599**
1.1.	Letters of guarantee		1,516,757	3,085,217	4,601,974	1,411,901	2,624,013	4,035,914
1.1.1.	Guarantees subject to State Tender Law		1,516,757	-	1,516,757	1,411,901	-	1,411,901
1.1.2.	Guarantees given for foreign trade operations		-	3,085,217	3,085,217	-	2,624,013	2,624,013
1.1.3.	Other letters of guarantee		-	-	-	-	-	-
1.2.	Bank acceptances		-	599,588	599,588	-	593,719	593,719
1.2.1.	Import letter of acceptance		-	599,588	599,588	-	593,719	593,719
1.2.2.	Other bank acceptances		-	-	-	-	-	-
1.3.	Letters of credit		106	1,490,018	1,490,124	-	1,205,332	1,205,332
1.3.1.	Documentary letters of credit		106	1,490,018	1,490,124	-	1,205,332	1,205,332
1.3.2.	Other letters of credit		-	-	-	-	-	-
1.4.	Prefinancing given as guarantee		-	-	-	-	22,634	22,634
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Purchase guarantees for securities issued		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other sureties		-	-	-	-	-	-
1.9.	Other collaterals		-	-		-	-	
II.	**COMMITMENTS**		**6,437,922**	**351,801**	**6,789,723**	**5,976,145**	**1,218,109**	**7,194,254**
2.1.	Irrevocable commitments		6,437,922	351,801	6,789,723	5,976,145	1,218,109	7,194,254
2.1.1.	Asset purchase commitments		51,686	349,777	401,463	-	1,133,105	1,133,105
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitment to associates and subsidiaries		18,758	544	19,302	33,187	643	33,830
2.1.4.	Loan granting commitments		-	-	-	-	-	-
2.1.5.	Securities issue brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		942,545	-	942,545	797,486	-	797,486
2.1.8.	Tax and fund obligations on export commitments		40,247	-	40,247	-	-	-
2.1.9.	Commitments for credit card limits		5,377,917	-	5,377,917	5,134,577	-	5,134,577
2.1.10.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.11.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Other irrevocable commitments		6,769	1,480	8,249	10,895	84,361	95,256
2.2.	Revocable commitments		-	-	-	-	-	-
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	**5.4.2**	**993,677**	**3,851,015**	**4,844,692**	**188,002**	**7,296,847**	**7,484,849**
3.1.	Forward foreign currency purchases/sales		90,171	294,808	384,979	84,574	398,265	482,839
3.1.1.	Forward foreign currency purchases		47,415	139,156	186,571	42,601	198,116	240,717
3.1.2.	Forward foreign currency sales		42,756	155,652	198,408	41,973	200,149	242,122
3.2.	Currency and interest rate swaps		566,377	2,914,939	3,481,316	60,905	6,409,880	6,470,785
3.2.1.	Currency swaps-purchases		-	1,783,847	1,783,847	1,127	3,284,678	3,285,805
3.2.2.	Currency swaps-sales		566,377	1,118,731	1,685,108	59,778	3,125,202	3,184,980
3.2.3.	Interest rate swaps-purchases		-	5,528	5,528	-	-	-
3.2.4.	Interest rate swaps-sales		-	6,833	6,833	-	-	-
3.3.	Currency, interest rate and securities options		337,129	267,244	604,373	42,523	295,812	338,335
3.3.1.	Currency options-purchases		193,087	97,237	290,324	35,860	6,476	42,336
3.3.2.	Currency options-sales		124,042	170,007	294,049	6,663	32,149	38,812
3.3.3.	Interest rate options-purchases		-	-	-	-	160,742	160,742
3.3.4.	Interest rate options-sales		-	-	-	-	96,445	96,445
3.3.5.	Securities options-purchases		20,000	-	20,000	-	-	-
3.3.6.	Securities options-sales		-	-	-	-	-	-
3.4.	Currency futures		-	299,200	299,200	-	192,890	192,890
3.4.1.	Currency futures-purchases		-	149,600	149,600	-	96,445	96,445
3.4.2.	Currency futures-sales		-	149,600	149,600	-	96,445	96,445
3.5.	Interest rate futures		-	-	-	-	-	-
3.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.5.2.	Interest rate futures-sales		-	-	-	-	-	-
3.6.	Others		-	74,824	74,824	-	-	-
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)		**5.4.3**	**46,737,631**	**62,850,363**	**109,587,994**	**25,540,579**	**45,297,429**	**70,838,008**
IV.	**ITEMS HELD IN CUSTODY**		**17,053,813**	**6,211,890**	**23,265,703**	**11,434,158**	**6,700,277**	**18,134,435**
4.1.	Customers' securities held		382	3,669,364	3,669,746	435	3,667,451	3,667,886
4.2.	Investment securities held in custody		15,410,273	904,064	16,314,337	10,022,373	2,665,213	12,687,586
4.3.	Checks received for collection		1,326,370	105,084	1,431,454	1,149,924	157,143	1,307,067
4.4.	Commercial notes received for collection		306,157	1,526,542	1,832,699	167,728	182,685	350,413
4.5.	Other assets received for collection		236	1,544	1,780	269	1,712	1,981
4.6.	Assets received for public offering		-	-	-	-	3	3
4.7.	Other items under custody		10,395	5,292	15,687	93,429	26,070	119,499
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**29,683,818**	**56,638,473**	**86,322,291**	**14,106,421**	**38,597,152**	**52,703,573**
5.1.	Securities		196,292	71	196,363	237,703	77	237,780
5.2.	Guarantee notes		2,421,477	3,275,291	5,696,768	1,366,566	3,204,377	4,570,943
5.3.	Commodities		1,617	-	1,617	2,815	-	2,815
5.4.	Warranties		-	-	-	-	-	-
5.5.	Immovables		2,648,038	2,329,299	4,977,337	2,196,153	1,719,258	3,915,411
5.6.	Other pledged items		24,416,224	51,027,935	75,444,159	10,302,990	33,666,659	43,969,649
5.7.	Pledged items-depository		170	5,877	6,047	194	6,781	6,975
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**55,686,093**	**72,228,002**	**127,914,095**	**33,116,627**	**58,258,083**	**91,374,710**

Türkiye Garanti Bankası Anonim Şirketi
Income Statement
For the year ended 31 December 2004

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2004)

	INCOME AND EXPENSE ITEMS	Footnotes	CURRENT PERIOD 2004	PRIOR PERIOD 2003
I.	**INTEREST INCOME**	5.3.1	**3,048,946**	**2,391,536**
1.1	Interest on loans		1,447,641	1,222,736
1.1.1	Interest on TL loans		1,105,284	896,096
1.1.1.1	Short term loans		1,073,882	885,727
1.1.1.2	Medium and long term loans		31,402	10,369
1.1.2	Interest on foreign currency loans		335,426	310,140
1.1.2.1	Short term loans		114,986	115,717
1.1.2.2	Medium and long term loans		220,440	194,423
1.1.3	Interest on loans under follow-up		6,931	16,500
1.1.4	Premiums received from Resource Utilisation Support Fund		-	-
1.2	Interest received from reserve deposits		62,300	72,902
1.3	Interest received from banks		32,455	29,770
1.3.1	The Central Bank of Turkey		6,007	7,396
1.3.2	Domestic banks		8,184	4,659
1.3.3	Foreign banks		18,264	17,715
1.4	Interest received from money market transactions		1,139	9,791
1.5	Interest received from marketable securities portfolio		1,448,668	1,008,440
1.5.1	Trading securities		232,658	26,405
1.5.2	Available-for-sale securities		686,237	419,170
1.5.3	Held to maturity securities		529,773	562,865
1.6	Other interest income		56,743	47,897
II.	**INTEREST EXPENSE**	5.3.2	**1,761,159**	**2,327,615**
2.1	Interest on deposits		1,435,694	1,928,681
2.1.1	Bank deposits		68,522	103,712
2.1.2	Saving deposits		753,690	1,086,766
2.1.3	Public sector deposits		249	484
2.1.4	Commercial deposits		372,308	422,290
2.1.5	Other institutions deposits		54,608	32,064
2.1.6	Foreign currency deposits		186,219	283,348
2.1.7	Precious metals vault accounts		98	17
2.2	Interest on money market transactions		193,246	231,594
2.3	Interest on funds borrowed		127,990	165,689
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic banks		28,820	67,479
2.3.3	Foreign banks		86,555	98,210
2.3.4	Foreign branches		-	-
2.3.5	Other financial institutions		12,615	-
2.4	Interest on securities issued		-	-
2.5	Other interest expense		4,229	1,651
III.	***NET INTEREST INCOME (I - II)***		**1,287,787**	**63,921**
IV.	**NET FEES AND COMMISSIONS INCOME**		**554,659**	**408,545**
4.1	Fees and commissions received		777,226	646,152
4.1.1	Cash loans		55,178	43,377
4.1.2	Non-cash loans		63,075	62,456
4.1.3	Other		658,973	540,319
4.2	Fees and commissions paid		222,567	237,607
4.2.1	Cash loans		26,548	14,709
4.2.2	Non-cash loans		324	409
4.2.3	Other		195,695	222,489
V.	**DIVIDEND INCOME**		**1,208**	**61**
5.1	Trading securities		-	-
5.2	Available-for-sale securities		1,208	61
VI.	**NET TRADING INCOME/LOSS**		**162,814**	**811,604**
6.1	Profit/losses on trading account securities (Net)		94,967	679,549
6.1.1	Profit on trading account securities		413,537	765,502
6.1.1.1	Profit on derivatives		202,453	77,606
6.1.1.2	Others		211,084	687,896
6.1.2	Losses on trading account securities (-)		318,570	85,953
6.1.2.1	Losses on derivatives		178,418	33,206
6.1.2.2	Others		140,152	52,747
6.2	Foreign exchange gains/losses (Net)		67,847	132,055
6.2.1	Foreign exchange gains		4,227,068	4,877,955
6.2.2	Foreign exchange losses (-)		4,159,221	4,745,900
VII.	**OTHER OPERATING INCOME**	5.3.3	**142,792**	**132,327**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**2,149,260**	**1,416,458**
IX.	**PROVISION FOR LOAN LOSSES OR OTHER RECEIVABLES (-)**	5.3.4	**424,759**	**145,727**
X.	**OTHER OPERATING EXPENSES (-)**	5.3.5	**1,084,484**	**985,628**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**640,017**	**285,103**
XII.	**INCOME/LOSSES FROM ASSOCIATES AND SUBSIDIARIES**	5.3.6	**59,324**	**26,953**
XIII.	**GAIN/LOSS ON NET MONETARY POSITION**		**(15,292)**	**54,512**
XIV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII)**		**684,049**	**366,568**
XV.	**PROVISION FOR TAXES ON INCOME (-)**		**233,500**	**23,337**
XVI.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XIV-XV)**		**450,549**	**343,231**
XVII.	**EXTRAORDINARY INCOME/EXPENSE AFTER TAXES**		-	-
17.1	Extraordinary net income/expense before taxes		-	-
17.1.1	Extraordinary income		-	-
17.1.2	Extraordinary expense (-)	5.3.7	-	-
17.2	Provision for taxes on extraordinary income (-)		-	-
XVIII.	**NET PROFIT/LOSS (XVI+XVII)**	5.3.8	**450,549**	**343,231**
	EARNINGS PER SHARE (full TL amount per TL'000 face value each)		**375**	**418**

(Convenience Translation of Financial Statements Originally Issued in Turkish -See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Changes in Shareholders' Equity

For the Year Ended 31 December 2004

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2004)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Total
PRIOR PERIOD (31/12/2003)															
I. Balances at beginning of period		791,748	1,201,601	-	-	-	-	-	365	-	159,642	2,469	2,806	18,400	2,177,031
II. Current period net profit		-	-	-	-	-	-	-	-	343,231	-	-	-	-	343,231
III. Profit distribution		-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.1. Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.2. Transferred to legal reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.3. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IV. Capital increase		30,290	4,277	-	-	-	-	-	-	-	(34,567)	-	-	-	-
4.1. Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2. Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.3. Revaluation Surplus		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.4. Securities Value Increase Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.5. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.6. Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.7. Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.8. Others		30,290	4,277	-	-	-	-	-	-	-	(34,567)	-	-	-	-
V. Bonds transfered to share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI. Revaluation increment		-	-	-	-	-	-	-	-	-	-	24,524	1,343	244,218	270,085
VII. Foreign exchange differences		-	-	-	-	-	-	-	(365)	-	-	-	-	-	(365)
Balances at end of period (I+II+III+IV+V+VI+VII)		822,038	1,205,878	-	-	-	-	-	-	343,231	125,075	26,993	4,149	262,618	2,789,982
CURRENT PERIOD (31/12/2004)															
I. Balances at beginning of period		822,038	1,205,878	-	-	-	-	-	-	-	468,306	26,993	4,149	262,618	2,789,982
II. Effect of changes in accounting policies	5.5.6	-	-	-	-	-	-	-	-	-	37,147	-	-	(37,147)	-
III. Adjusted beginning balances		822,038	1,205,878	-	-	-	-	-	-	-	505,453	26,993	4,149	225,471	2,789,982
Increases during the period		-	-	-	-	-	-	-	5,229	-	-	-	-	42,574	47,803
IV. "Available-for-sale" securities	5.5.1.1	-	-	-	-	-	-	-	-	-	-	-	-	42,574	42,574
4.1. Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	42,574	42,574
V. Investments in associates and subsidiaries		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.1. Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-		-
VI. Cash flow hedges	5.5.1.2	-	-	-	-	-	-	-	5,229	-	-	-	-	-	5,229
6.1. Net fair value gains/losses		-	-	-	-	-	-	-	5,229	-	-	-	-	-	5,229
Transfers		377,962	16,670	-	-	26,337	-	71,416	-	450,549	(468,306)	(17,850)	1,588	(126,827)	331,539
VII. "Available-for-sale" securities	5.5.1.1	-	-	-	-	-	-	-	-	-	-	-	-	(126,827)	(126,827)
7.1. Transferred to net profit		-	-	-	-	-	-	-	-	-	-	-	-	(126,827)	(126,827)
VIII. Investments in associates and subsidiaries		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1. Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX. Cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.1. Transferred to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.2. Transferred to net assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Current period net profit		-	-	-	-	-	-	-	-	450,549	-	-	-	-	450,549
XI. Profit distribution		-	-	-	-	25,144	-	443,162	-	-	(468,306)	-	-	-	-
11.1. Dividends	5.5.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2. Transferred to legal reserves	5.5.4	-	-	-	-	25,144	-	443,162	-	-	(468,306)	-	-	-	-
11.3. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Capital increase	5.5.5	377,962	16,670	-	-	-	-	(371,746)	-	-	-	(22,886)	-	-	-
12.1. Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2. Revaluation Fund		27,462	(4,576)	-	-	-	-	-	-	-	-	(22,886)	-	-	-
12.3. Revaluation Surplus		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.4. Securities Value Increase Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.5. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.6. Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.7. Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.8. Others		350,500	21,246	-	-	-	-	(371,746)	-	-	-	-	-	-	-
XIII. Bonds transfered to share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Revaluation increment		-	-	-	-	-	-	-	-	-	-	5,036	1,588	-	6,624
XV. Foreign exchange differences	5.5.1.3	-	-	-	-	1,193	-	-	-	-	-	-	-	-	1,193
Balances at end of period (III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV+XV)		1,200,000	1,222,548	-	-	26,337	-	71,416	5,229	450,549	37,147	9,143	5,737	141,218	3,169,324

Türkiye Garanti Bankası Anonim Şirketi

Statement of Cash Flows

For the Year Ended 31 December 2004

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2004)

	STATEMENT OF CASH FLOWS	Footnotes	CURRENT PERIOD 31 December 2004	PRIOR PERIOD 31 December 2003
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**1.1. Operating profit before changes in operating assets and liabilities**	5.6.1	1,188,939	845,548
1.1.1	Interest received		3,264,899	2,719,253
1.1.2	Interest paid		(1,861,508)	(2,299,229)
1.1.3	Dividend received		60,532	27,014
1.1.4	Fees and commissions received		554,659	408,545
1.1.5	Other income		157,491	767,416
1.1.5	Collections from previously written off loans and other receivables		-	-
1.1.6	Payments to personnel and service suppliers		(972,255)	(858,722)
1.1.7	Taxes paid		-	-
1.1.8	Extaordinary items		-	-
1.1.9	Other		(14,879)	81,271
1.2	**Changes in operating assets and liabilities**	5.6.1	(1,569,691)	(83,591)
1.2.1	Net (increase) decrease in trading securities		654,337	849,371
1.2.2	Net (increase) decrease in due from banks and other financial institutions		5,756	2,141
1.2.3	Net (increase) decrease in loans		(2,769,683)	(543,752)
1.2.4	Net (increase) decrease in other assets		56,140	(12,598)
1.2.5	Net increase (decrease) in bank deposits		(98,621)	255,134
1.2.6	Net increase (decrease) in other deposits		1,317,026	(935,850)
1.2.7	Net increase (decrease) in funds borrowed		(726,684)	494,083
1.2.8	Net increase (decrease) in matured payables		-	-
1.2.9	Net increase (decrease) in other liabilities		(7,962)	(192,120)
I.	**Net cash (used in)/provided by banking operations**	5.6.1	(380,752)	761,957
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash provided by/(used in) investing activities**	5.6.1	901,122	(2,281,264)
2.1	Cash paid for purchase of investments, associates and subsidiaries	5.6.2	(33,409)	(245,723)
2.2	Cash obtained from sale of investments, associates and subsidiaries	5.6.3	128,478	11,099
2.3	Fixed assets purchases	5.1.15 & 5.1.16	(102,383)	(134,209)
2.4	Fixed assets sales	5.1.15	102,858	93,558
2.5	Cash paid for purchase of investments available for sale		(755,904)	(3,342,822)
2.6	Cash obtained from sale of investments available for sale		-	-
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities	5.6.1	1,561,482	1,336,833
2.9	Extraordinary items		-	-
2.10	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash used in financing activities**		(2,762)	(1,369)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Capital increase		-	-
3.4	Dividends paid		-	-
3.5	Payments for finance leases		(2,762)	(1,369)
3.6	Extraordinary items		-	-
3.7	Other		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	5.6.1	99,818	211,502
V.	**Net increase (decrease) in cash and cash equivalents (I+II+III+IV)**		617,426	(1,309,174)
VI.	**Cash and cash equivalents at beginning of period**	5.6.4	916,691	2,225,865
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6.5	1,534,117	916,691

Türkiye Garanti Bankası Anonim Şirketi

Statement of Profit Distribution

At 31 December 2004

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2004)

	PROFIT DISTRIBUTION	CURRENT PERIOD 2004	PRIOR PERIOD 2003
I.	**DISTRIBUTION OF CURRENT YEAR INCOME**		
1.1	CURRENT YEAR INCOME	684,049	366,568
1.2	TAXES AND DUTIES PAYABLE (-)	(233,500)	(23,337)
1.2.1	Corporate Tax (Income tax)	(233,500)	(23,337)
1.2.2	Income witholding tax		
1.2.3	Other taxes and duties		
A.	**NET INCOME FOR THE YEAR (-)**	450,549	343,231
1.3	PRIOR YEARS LOSSES (-)		
1.4	FIRST LEGAL RESERVES (-)		
1.5	OTHER STATUTORY RESERVES (-)		
B.	**NET INCOME AVAILABLE FOR DISTRIBUTION [(A-(++)]**		
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)		
1.6.1	To owners of ordinary shares		
1.6.2	To owners of privileged shares		
1.6.3	To owners of redeemed shares		
1.6.4	To profit sharing bonds		
1.6.5	To holders of profit and loss sharing certificates		
1.7	DIVIDENDS TO PERSONNEL (-)		
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)		
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)		
1.9.1	To owners of ordinary shares		
1.9.2	To owners of privileged shares		
1.9.3	To owners of redeeemed shares		
1.9.4	To profit sharing bonds		
1.9.5	To holders of profit and loss sharing certificates		
1.10	SECOND LEGAL RESERVES (-)		
1.11	STATUTORY RESERVES (-)		
1.12	GENERAL RESERVES		
1.13	OTHER RESERVES		
1.14	SPECIAL FUNDS		
II.	**DISTRIBUTION OF RESERVES**		
2.1	APPROPRIATED RESERVES		
2.2	SECOND LEGAL RESERVES (-)		
2.3	DIVIDENDS TO SHAREHOLDERS (-)		
2.3.1	To owners of ordinary shares		
2.3.2	To owners of privileged shares		
2.3.3	To owners of redeemed shares		
2.3.4	To profit sharing bonds		
2.3.5	To holders of profit and loss sharing certificates		
2.4	DIVIDENDS TO PERSONNEL (-)		
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)		
III.	**EARNINGS PER SHARE**		
3.1	TO OWNERS OF ORDINARY SHARES	375	418
3.2	TO OWNERS OF ORDINARY SHARES (%)	37.5%	41.8%
3.3	TO OWNERS OF PRIVILAGED SHARES		
3.4	TO OWNERS OF PRIVILAGED SHARES (%)		
IV.	**DIVIDEND PER SHARE**		
4.1	TO OWNERS OF ORDINARY SHARES		
4.2	TO OWNERS OF ORDINARY SHARES (%)		
4.3	TO OWNERS OF PRIVILAGED SHARES		
4.4	TO OWNERS OF PRIVILAGED SHARES (%)		

The profit distribution will be decided during the General Assembly.

3 Accounting policies

3.1 Basis of presentation

The Bank keeps its accounting records and prepares its financial statements and the related footnotes in accordance with accounting and valuation standards as described in Article 13 of "Accounting and Recording Rules" of the Turkish Banking Law no.4389, and "Regulation on Accounting Standards" published by the Banking Regulation and Supervision Agency (BRSA) which has been in effect since 1 October 2002.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis as adjusted for the effects of inflation on the Turkish Lira based on the conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics at the balance sheet date except for the trading securities, investment securities available for sale, investments, associates and subsidiaries that are quoted on the stock exchanges and assets held for resale which are presented on a fair value basis.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank does not have any embedded derivatives.

According to Article 1 of the "Regulation on Accounting Standards", Accounting Standard for Financial Instruments; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded under Accrued Interest and Income or Accrued Interest and Expenses, respectively. The subsequent fair value changes are recorded under Statements of Operations for trading derivatives and under Shareholders' Equity for hedging derivatives.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.3 Netting of financial instruments

In cases where the fair values of trading securities, investment securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are under their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "Loans" as negative balances on the assets side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.4 Interest income and expenses

Interest income and expenses are recorded on an accrual basis of accounting. Currency differences of foreign currency-indexed loans and securities are recorded under interest income if they are positive but under impairment provisions if negative. The interest income accruals on non-performing loans are not recognised as income until collection.

3.5 Fees and commissions

Fees and commissions received and paid, other fees and commissions paid to financial institutions, incomes derived from agreements and asset purchases from third parties are recognized as income only when collected.

3.6 Trading securities

Trading securities are valued at their fair values and gain/loss arising is recorded in the statement of operations. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones without a fixed maturity. Interest income derived from the trading securities are included in interest income, in case of sale before maturity, the gains/losses on such sales are recorded under trading account income/loss.

3.7 Repurchase and resale agreements and transactions related to lending of securities

Securities sold under repurchase agreements are recorded on the balance sheet since 1 February 2002 in accordance with the changes in the Uniform Chart of Accounts for Banks in compliance with the Letter issued by the BRSA, BDDK.DZM.2/13-1382. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "Interbank Money Market" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

3.8 Investment securities held-to-maturity, investment securities available for sale and originated loans and receivables

Held-to-maturity securities are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding originated loans and receivables.

Investment securities available-for-sale, are financial assets other than securities held for trading purposes, securities held-to-maturity and originated loans and receivables

Originated loan and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Securities are recorded at their purchase costs including the transaction costs. Subsequently, the investment securities available-for-sale are valued at their fair values. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones without a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the statement of operations. Held-to-maturity securities and originated loans are recorded using discounting method with internal rate of return after deducting impairments, if any.

There are no financial assets that are not allowed to be classified as investment securities held-to-maturity due to any violations in applications.

Interest earned on investment securities held-to-maturity are recognized as interest income.

Purchase and sale transactions of investment securities held-to-maturity are accounted at delivery dates.

3.9 Originated loans and receivables and specific and general provisions

Originated loans and receivables are recorded at their purchase costs and valued using discounting method with internal rate of return in the subsequent periods.

The Bank provides allowances for non-performing loans that are deducted from the current period profit. The provisioning is provided by the Bank's management against potential losses that may arise in the future and based on the quality of the loan portfolio and potential risk factors including, economic and other related factors.

The Bank provides specific allowances for loans in Groups III, IV and V and general provision for other cash and non-cash loans in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables as described in Paragraph 11 of Article 3 and Paragraph 12 of Article 11 of the Turkish Banking Law no.4389 as amended by Act No.4672 as published in the Official Gazette no.24448 dated 30 June 2001, and in accordance with the amendment to the above regulation as republished in the Official Gazette no.24657 dated 31 January 2002.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

The allowances are released from the statement of operations through credit entries to "provision for loan losses or other receivables" for the current period allowances released, and credited to "other operating income" for the prior period allowances recovered.

3.10 Goodwill and other intangible assets

The Bank's intangible assets consist of pre-operating expenses.

The cost of the intangible assets are restated from the purchasing dates to the balance sheet date and amortised over their estimated useful lives on a straight-line basis.

Estimated useful lives of the Bank's intangible assets are 5-10 years, and amortisation rates are 10-20%.

3.11 Tangible assets

The cost of the tangible assets is restated from the purchasing dates to the balance sheet date. The effects of revaluation made according to the related legislation, is reversed before restatements. The tangible assets are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. In such cases where the restated values of the tangible assets are higher than their fair values, a provision for impairment is recognized for the excesses over the fair values in accordance with materiality and prudence principles.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net restated value and the net sales value. The losses which arise from this transaction are recorded in the income statement and the profits which arise from this transaction are recorded under the shareholders equity to be transferred to paid-in capital.

Maintenance and repair costs are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation rates (%)
Buildings	50	2
Vault	20-50	2-5
Motor vehicles	5-7	15-20
Other tangible assets	4-20	5-25

3.12 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset and a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

Depreciation is calculated in compliance with the same principle as for the tangible assets.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

In such cases where leased assets are impaired or the expected future benefits of the assets are less than their restated values, the book values of such leased assets are reduced to their net realizable values.

In operating leases, the rent payments are charged to the statement of operations in equal instalments.

3.13 Provisions and Contingencies

Provision requirements other than the specific and general provisions for loans and other receivables are assessed in compliance with the statement no.8 "Accounting Standard for Allowances, Contingent Liabilities and Assets" of the "Regulation on Accounting Standards".

A general provision is reflected in the current period against potential risks in the future.

Provisions made during the period are recorded under "Provision for Loan Losses or Other Receivables"; provisions that were booked in the prior periods and realized (reversed) in the current year are recorded under "Other Operating Income".

3.14 Commitments for personnel rights

Personnel rights are accounted in compliance with the statement no.10, "Accounting Standard on Bank's Personnel Rights" of the "Regulation on Accounting Standards".

No provision is allocated in the accompanying financial statements for the Bank's Pension Fund (the Fund), "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı". No payments have been made by the Bank to this institution in order to cover its deficits. The Bank management believes that this institution is capable of meeting its liabilities without the Bank's support.

Actuary audit has been finalised in compliance with the statement no.10 of the "Regulation on Accounting Standards" for Retirement Trust Fund founded under Social Security Law no. 506, the temporary clause 20. According to actuary audit report, the Fund did not have any actuary deficit as of 31 December 2004.

3.15 Taxation

3.15.1 Corporate Tax

In accordance with the Law no.5035, announced on 2 January 2004 as published on the Official Gazette no.25334, corporate income tax is levied at the rate of 33% on the corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the year ended 31 December 2004. If there is no dividend distribution planned, no further tax charges are made. The corporation tax rate that was applied on the income of the year 2003 was 30%.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. All other dividend distributions are subject to a withholding tax of 10%. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

In accordance with the tax legislation, prepaid tax are paid on the tax base calculated on the quarterly earnings of the companies at the rate of 30% (33% for the year 2004) on the 17th of the second month following each quarter upon the declaration submitted on the 10th of the same month. These payments can be deducted from the annual corporate tax calculated for the whole year earnings. Such prepaid taxes can be offsetted against any other payables to the government.

According to the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The new tax legislation requiring the application of inflationary accounting is effective from 1 January 2004 as per the Law no.5024 published in the Official Gazette dated 30 December 2003 with no.25332. According to the new tax legislation, the corporate tax will be calculated considering the effects of inflation accounting adjustments if the increase in wholesale price index is higher than 100% for the last 36 months and 10% for the last 12 months. At the end of each quarterly "temporary tax computation" periods, such indices will be reviewed to assess the necessity for the application of inflationary accounting; and if it is concluded as necessary, the calculations will be revised to include the effects of the inflationary accounting not only for the current period but for the whole year including the prior quarterly "temporary tax" periods retrospectively.

As of 31 December 2004, such indices were 69.72% and 13.84% for the last 36 months and 12 months, respectively. Although the criteria of having a wholesale price index higher than 100% for the last 36 months was not met for the year 2004, as of 31 December 2004 the Bank calculated its tax provision considering the inflation accounting adjustments for the year taking into account the requirement in effect in case of quarterly "temporary tax" periods for which the application of inflationary accounting was assessed as necessary.

3.15.2 Deferred Taxes

According to Article 18 of the "Regulation on Accounting Standards", Accounting Standard for Taxation; deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

In compliance with the Letter issued by the BRSA, BDDK.DZM.2/13/1-a-3 stating that general provisions and similar items do not constitute tax-deductible timing differences, in the current period no deferred tax asset was recognized on general provisions and further the deferred taxes in the amount of TL 14,115 billion recognized on such items in the prior periods were reversed through "Provision for Taxes on Income".

3.16 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.17 Paid-in capital and treasury stocks

Operation costs related to the issuance of share certificates are deducted from the shareholders' equity. Payment of dividend is declared at the General Assembly following the balance sheet date.

3.18 Acceptances

Acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.19 Government incentives

As of 31 December 2004, the Bank does not have any government incentives or aids.

3.20 Segment reporting

Business lines are selected as the basis of segment reporting taking into consideration the Bank's structure of risks and revenues, and funding sources, and disclosed in section 4.10.

4 Financial position and results of operations

4.1 Strategy for the use of financial instruments and foreign currency transactions

4.1.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of the effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

4.1.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the period, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for statement of operations. All foreign currency differences arising from this convertion, are classified as profit reserves under the shareholders' equity.

Foreign currency differences arising from the conversion of foreign currency investments, associates and subsidiaries into Turkish Lira are posted in the income statement as foreign exchange gains/losses.

The Bank revalues the foreign currency-indexed government securities acquired as "Debt Swap" in 2001 by discounting using the internal rate of return and translates the foreign currency amounts using the currency exchange rates applicable based on the ten days' average of Central Bank's foreign currency exchange rates by fixing it two days prior to the balance sheet date, as required by the Ministry of State that is in charge of the Treasury, and records the evaluations to financial statements.

4.2 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 16.80%.

4.2.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the " Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette No.24657 dated 31 January 2002.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 21, paragraph (1) of "Regulation on Foundation and Operations of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 21, paragraph (2) of "Regulation on Foundation and Operations of Banks".

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

4.2.2 Capital adequacy ratio

	Risk Weights			
	0%	*20%*	*50%*	*100%*
Risk Weighted Assets, Liabilities, Off-Balance Sheet Items				
Balance Sheet Items (Net)	**5,305,161**	**303,493**	**1,153,373**	**10,637,166**
Cash on Hand	189,976	2,506	-	-
Banks	1,098,449	190,984	-	52,610
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	1,332,985	-	-	-
Special Purpose Financial Institutions	-	-	-	-
Loans	1,211,136	11,987	1,117,516	7,972,448
Loans under Follow-Up (Net)	-	-	-	188,289
Investments in Associates and Subsidiaries	-	-	-	981,148
Miscellaneous Receivables	62	-	-	37,870
Investment Securities Held to Maturity (Net)	1,398,672	-	-	41,885
Advances for Assets Acquired under Financial Lease	-	-	-	-
Financial Lease Receivables	-	-	-	-
Leased Assets (Net)	-	-	-	-
Tangible Assets (Net)	-	-	-	1,223,338
Accrued Interest and Income	67,921	424	35,857	114,669
Other Assets	5,960	97,592	-	24,909
Off-Balance Sheet Items	**275,121**	**2,135,391**	**3,959,476**	**350,910**
Guarantees	275,121	2,105,148	800,251	347,438
Commitments	-	-	3,159,225	-
Other Off Balance Sheet-Items	-	-	-	-
Derivative Financial Instruments	-	30,243	-	3,472
Non Risk Weighted Accounts	-	-	-	-
Total Risk Weighted Assets	**5,580,282**	**2,438,884**	**5,112,849**	**10,988,076**

4.2.3 Summary information related to capital adequacy ratio

	Risk Weights	
	Current Period	**Prior Period**
Total Risk Weighted Assets	14,032,277	11,468,490
Value at Risk	1,178,850	1,598,658
Shareholders' Equity	2,555,324	2,173,602
Shareholders' Equity/ (RWA+VaR)*100 (*)	16.80	16.63

(*) RWA: Total Risk Weighted Assets
VaR: Value at Risk

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

4.2.4 Components of shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	1,200,000	822,038
Nominal Capital	1,200,000	822,038
Capital Commitments (-)	-	-
Share Premium and Cancellation Profit	-	-
Capital Reserves From Inflation Adjustments to Paid-in Capital	1,222,548	1,205,878
Legal Reserves	26,337	-
I. Legal Reserve (Turkish Commercial Code 466/1)	22,515	-
II. Legal Reserve (Turkish Commercial Code 466/2)	2,987	-
Extraordinary Reserves	835	-
Status Reserves	-	-
Extraordinary Reserves	71,416	-
Reserve Allocated at the General Assembly	71,416	-
Retained Earnings	-	-
Accumulated Losses	-	-
Profit Reserves	5,229	-
Profit	487,696	468,306
Current Period Profit	450,549	343,231
Prior Period Profit	37,147	125,075
Loss (-)	-	-
Current Period Loss	-	-
Prior Period Loss	-	-
Total Core Capital	**3,013,226**	**2,496,222**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	9,143	26,993
Movables	-	-
Immovables	2,060	2,469
Income on Sale of Equity Shares and Realestates	7,083	24,524
Revaluation Fund on Leasehold Improvements	-	-
Revaluation Surplus	5,737	4,149
Foreign Currency Exchange Differences	-	-
General Provisions	65,512	53,562
Provision for Possible Losses	41,500	37,567
Subordinated Loans	-	-
Securities Value Increase Fund	141,218	262,618
Associates and Subsidiaries	-	35,479
Investments Available for Sale	141,218	227,139
Securities Held for Structural Position	-	-
Total Supplemantary Capital	**263,110**	**384,889**
TIER III CAPITAL	-	-
CAPITAL	**3,276,336**	**2,881,111**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

DEDUCTIONS FROM CAPITAL	**721,012**	**707,509**
Investments in Entities Operating in Financial Sectors like Money Markets, Capital Markets, Insurance under the related Special Laws	573,343	560,427
Leasehold Improvements	40,998	42,967
Pre-Operating Costs	20,867	29,531
Prepaid Expenses	85,804	74,584
Negative Difference between the Fair Values and the Carrying Values of Investments, Associates, Subsidiaries, Other Investments, Property and Equipment	-	-
Subordinated Loans Granted to Banks Operating in Turkey	-	-
Goodwill (Net)	-	-
Capitalised Expenses	-	-
TOTAL SHAREHOLDERS' EQUITY	**2,555,324**	**2,173,602**

4.3 Credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary.

The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. This is in line with the concentration of industrial and commercial activities in Turkey.

In accordance with the Bank's lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and corporate guarantees.

The Bank has control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The Bank follows up the risk arising from such instruments and takes the necessary actions to decrease it when necessary.

The non-cash loans liquidated are subject to the same risk weighting with the overdue loans.

The Bank performs foreign trade finance and other interbank credit transactions through widespread correspondents network. Accordingly, the Bank assigns limits to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank's largest 100 cash loan customers compose 34.19% of the total cash loan portfolio.

The Bank's largest 100 non-cash loan customers compose 44.98% of the total non-cash loan portfolio.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

The Bank's largest 100 cash and non-cash loan customers represent 12.72% of the total "on and off balance sheet" assets.

The general provision for credit risk amounts to TL 65,512 billion at 31 December 2004.

4.3.1 Geographical concentration

	Asssets	**Liabilities**	**Non-cash Loans**	**Capital Expenditures**	**Net Profit/Loss**
Current Period					
Domestic	24,977,005	21,296,230	6,578,272	-	448,883
European Union (EU) Countries	879,569	2,563,980	14,109	-	5,317
OECD Countries **(1)**	10,766	283,644	15,380	-	-
Off-Shore Banking Regions	11,134	46,152	13,319	-	-3,045
USA, Canada	320,674	1,459,300	50,376	-	-
Other Countries	39,370	112,524	20,230	-	-606
Unallocated Assets/Liabilities **(2)**	29,399	506,087			
Total	**26,267,917**	**26,267,917**	**6,691,686**	**-**	**450,549**
Prior Period					
Domestic	24,435,977	19,172,664	5,809,489	-	345,325
EU Countries	705,496	3,999,442	13,349	-	85
OECD Countries **(1)**	82,985	327,982	2,829	-	-
Off-Shore Banking Regions	5,332	6,336	207	-	-2,179
USA, Canada	152,802	1,229,781	123	-	-
Other Countries	91,033	165,639	31,602	-	-
Unallocated Assets/Liabilities **(2)**	17,083	588,864			
Total	**25,490,708**	**25,490,708**	**5,857,599**	**-**	**343,231**

(1) OECD countries other than EU countries, USA and Canada
(2) Items could not be distributed on a consistent basis

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

4.3.2 Sectoral distribution of cash loans

	Current Period				Prior Period			
	TL	**(%)**	**FC**	**(%)**	**TL**	**(%)**	**FC**	**(%)**
Agriculture	**48,933**	**0.98**	**110,674**	**2.08**	**29,758**	**1.07**	**123,672**	**2.55**
Farming and Stockbreeding	34,061	0.68	108,120	2.03	11,094	0.40	98,610	2.03
Forestry	13,826	0.28	2,177	0.04	18,603	0.67	25,062	0.52
Fishery	1,046	0.02	377	0.01	61	-	-	0.00
Manufacturing	**666,258**	**13.38**	**1,584,718**	**29.70**	**319,122**	**11.45**	**1,164,698**	**23.99**
Mining	15,770	0.32	13,259	0.25	14,726	0.53	158,608	3.27
Production	645,988	12.98	1,509,171	28.29	304,396	10.92	995,652	20.50
Electricity, Gas, Water	4,500	0.08	62,288	1.16	-	-	10,438	0.22
Construction	**68,058**	**1.37**	**215,116**	**4.03**	**65,138**	**2.34**	**276,648**	**5.70**
Services	**871,681**	**17.51**	**2,836,562**	**53.17**	**315,546**	**11.31**	**2,518,056**	**51.88**
Wholesale and Retail Trade	559,594	11.25	760,163	14.25	199,160	7.14	919,740	18.95
Hotel, Food and Beverage Services	28,585	0.57	165,268	3.10	13,232	0.47	142,934	2.95
Transportation and Telecommunication	77,291	1.55	735,891	13.79	20,909	0.75	235,605	4.85
Financial Institutions	146,590	2.95	1,104,236	20.70	75,500	2.71	1,211,360	24.96
Real Estate and Renting Services	18,940	0.38	58,755	1.10	-	0.00	-	0.00
"Self-Employment" Type Services	-	0.00	-	0.00	-	0.00	-	0.00
Educational Services	11,124	0.22	5,698	0.11	2,452	0.09	4,106	0.08
Health and Social Services	29,557	0.59	6,551	0.12	4,293	0.15	4,311	0.09
Other	**3,323,055**	**66.76**	**588,032**	**11.02**	**2,058,089**	**73.83**	**770,906**	**15.88**
Total	**4,977,985**	**100.00**	**5,335,102**	**100.00**	**2,787,653**	**100.00**	**4,853,980**	**100.00**

4.4 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 24312 dated 8 February 2001.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Value at Risk:

	Amount
Capital Obligation against Interest Rate Risk - Standard Method	**78,624**
General Market Risk	76,193
Specific Risk	2,431
Options Subject to Interest Rate Risk	-
Capital Obligation against Common Stock Position Risk – Standard Method	**11,348**
General Market Risk	5,754
Specific Risk	5,594
Options Subject To Common Stock Position Risk	-
Capital Obligation against Currency Risk – Standard Method	**4,336**
Capital Obligation	3,310
Capital Obligation against Options Subject to Currency Risk	1,026
Total Value-At-Risk – Home Model	-
Total Capital Obligations against Market Risk	**94,308**
Value-At-Risk Amount	**1,178,850**

4.5 Foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2004, the Bank's net 'on balance sheet' foreign currency short position amounts to TL 588,544 billion, net 'off-balance sheet' foreign currency long position amounts to TL 521,572 billion, while net foreign currency short position amounts to TL 66,972 billion.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model".

Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank are as follows:

A. The Bank's "foreign currency evaluation rate" (1 US dollar)	TL 1,360,000
B. US dollar purchase rate at the date of balance sheet and for the five days before balance sheet are:	
US dollar purchase rate at the date of balance sheet	TL 1,360,000
US dollar purchase rates for the days before balance sheet;	
Day 1	TL 1,325,000
Day 2	TL 1,340,000
Day 3	TL 1,330,000
Day 4	TL 1,330,000
Day 5	TL 1,350,000

The arithmetical average of the Bank's US dollar purchase rates for the last 30 days before balance sheet date is TL 1,377,167 (TL'full).

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Currency risk (equivalent of TL billions):

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	886,881	333,796	203	7,248	1,228,128
Banks and Other Financial Institutions	60,831	122,970	9,871	15,031	208,703
Trading Securities	10,665	62,366	-	1,351	74,382
Interbank Money Market Placements	-	-	-	-	-
Investment Securities Available-for-Sale	5,728	2,668,239	-	-	2,673,967
Loans	1,060,474	4,203,038	3,481	68,109	5,335,102
Investments in Associates and Subsidiaries	253,292	38,568	-	5,024	296,884
Investment Securities Held-to-Maturity	59,167	2,570,049	-	-	2,629,216
Tangible and Intangible Assets	-	471	-	1,147	1,618
Goodwill	-	-	-	-	-
Other Assets	1,039,039	212,824	35	2,282	1,254,180
Total Assets	**3,376,077**	**10,212,321**	**13,590**	**100,192**	**13,702,180**
Liabilities					
Bank Deposits	23,219	143,145	-	44,297	210,661
Foreign Currency Deposits	3,240,350	6,061,224	12,647	303,623	9,617,844
Interbank Money Market Takings	17,922	448,068	-	-	465,990
Other Fundings	891,441	2,531,431	-	131	3,423,003
Securities Issued	-	-	-	-	-
Miscellaneous Payables	948	4,228	-	265	5,441
Other Liabilities (*)	108,830	447,132	383	11,440	567,785
Total Liabilities	**4,282,710**	**9,635,228**	**13,030**	**359,756**	**14,290,724**
Net 'On Balance Sheet' Position	**-906,633**	**577,093**	**560**	**-259,564**	**-588,544**
Net 'Off-Balance Sheet' Position	**881,090**	**-636,355**	**-840**	**277,677**	**521,572**
Derivative Assets	1,008,432	963,221	-	349,995	2,321,648
Derivative Liabilities	127,342	1,599,576	840	72,318	1,800,076
Prior Period					
Total Assets	**1,676,566**	**13,311,996**	**11,780**	**171,185**	**15,171,527**
Total Liabilities	**4,133,041**	**10,949,548**	**16,598**	**311,698**	**15,410,885**
Net ' On Balance Sheet' Position	**-2,456,475**	**2,362,448**	**-4,818**	**-140,513**	**-239,358**
Net 'Off-Balance Sheet' Position	**2,443,137**	**-2,455,306**	**-**	**143,940**	**131,771**

(*) Other liabilities also include gold deposits of TL 6,704 billion.

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Current Period	**Up to 1 Month**	**1-3 Months**	**3-6 Months**	**6-12 Months**	**1 Year and Over**	**Non-Interest Bearing**	**Total**
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,089,197	9,252	-	-	-	192,482	1,290,931
Banks and Other Financial Institutions	138,820	42,894	408	-	-	61,472	243,594
Trading Securities	2,668	5,190	124,240	52,356	90,016	1,352	275,822
Interbank Money Market Placements	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	85,298	1,980,920	1,125,333	515,047	1,602,540	71,922	5,381,060
Loans	3,517,148	1,000,310	1,218,791	1,298,578	3,278,260	188,289	10,501,376
Investment Securities Held-to-Maturity	14,184	699,671	1,458,183	287,865	1,145,796	-	3,605,699
Other Assets	1,115,897	292,932	150,001	84,502	234,212	3,091,891	4,969,435
Total Assets	**5,963,212**	**4,031,169**	**4,076,956**	**2,238,348**	**6,350,824**	**3,607,408**	**26,267,917**
Liabilities							
Bank Deposits	451,831	72,494	15,786	6,000	42,050	53,760	641,921
Other Deposits	8,810,041	2,449,505	329,477	261,627	97,830	5,021,840	16,970,320
Interbank Money Market Takings	525,173	50,232	41,640	103,412	253,999	-	974,456
Miscellaneous Payables	-	-	-	-	-	71,032	71,032
Securities Issued	-	-	-	-	-	-	-
Other Fundings	45,145	192,615	265,989	1,905,541	1,138,456	-	3,547,746
Other Liabilities	182,844	27,825	6,204	8,165	15,439	3,821,965	4,062,442
Total Liabilities	**10,015,034**	**2,792,671**	**659,096**	**2,284,745**	**1,547,774**	**8,968,597**	**26,267,917**
On Balance Sheet Interest Sensitivity Gap	**-4,051,822**	**1,238,498**	**3,417,860**	**-46,397**	**4,803,050**	**-5,361,189**	-
Off-Balance Sheet Interest Sensitivity Gap	-	-	-	-	-	-	-
Total Interest Sensitivity Gap	**-4,051,822**	**1,238,498**	**3,417,860**	**-46,397**	**4,803,050**	**-5,361,189**	-

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.10	1.10	-	-
Banks and Other Financial Institutions	2.14	2.65	-	19.85
Trading Securities	7.10	7.80	-	20.20
Interbank Money Market Placements	-	-	-	-
Investment Securities Available-for-Sale	7.40	5.40	-	26.10
Loans	7.05	6.47	-	35.77
Investment Securities Held-to-Maturity	9.60	10.10	-	19.30
Liabilities				
Bank Deposits	4.17	4.14	-	19.72
Other Deposits	2.72	1.99	-	18.28
Interbank Money Market Takings	2.91	4.05	-	18.59
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.90	3.20	-	18.90

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Prior Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	173,060	-	-	-	-	395,174	568,234
Banks and Other Financial Institutions	210,171	24,111	6,164	-	-	114,175	354,621
Trading Securities	4,527	821,590	2,327	11,568	89,186	961	930,159
Interbank Money Market Placements	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	416,015	865,862	96,220	430,811	2,879,263	62,202	4,750,373
Loans	2,175,786	548,316	993,107	989,046	2,935,378	180,128	7,821,761
Investment Securities Held-to-Maturity	341,352	607,291	3,290,656	108,774	819,108	-	5,167,181
Other Assets	1,264,599	-	-	-	-	4,633,780	5,898,379
Total Assets	**4,585,510**	**2,867,170**	**4,388,474**	**1,540,199**	**6,722,935**	**5,386,420**	**25,490,708**
Liabilities							
Bank Deposits	598,120	110,048	639	609	-	31,126	740,542
Other Deposits	8,359,579	2,175,643	499,216	292,046	42,564	4,284,246	15,653,294
Interbank Money Market Takings	673,481	82,765	-	720,095	480,618	-	1,956,959
Miscellaneous payables	-	-	-	-	55,348	-	55,348
Securities Issued	-	-	-	-	-	-	-
Other Fundings	136,994	353,049	413,954	2,169,481	218,449	-	3,291,927
Other Liabilities	1,868	2,257	2,541	3,971	11,833	3,770,168	3,792,638
Total Liabilities	**9,770,042**	**2,723,762**	**916,350**	**3,186,202**	**808,812**	**8,085,540**	**25,490,708**
On Balance Sheet Interest Sensitivity Gap	**-5,184,532**	**143,408**	**3,472,124**	**-1,646,003**	**5,914,123**	**-2,699,120**	-
Off-Balance Sheet Interest Sensitivity Gap	-	-	-	-	-	-	-
Total Interest Sensitivity Gap	**-5,184,532**	**143,408**	**3,472,124**	**-1,646,003**	**5,914,123**	**-2,699,120**	-

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Average interest rates applied to monetary financial instruments:

Prior Period	Euro	US$	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	0.63	-	26.00
Banks and Other Financial Institutions	2.12	1.39	-	17.24
Trading Securities	6.68	3.70	-	43.88
Interbank Money Market Placements	-	-	-	-
Investment Securities Available-for-Sale	8.50	8.38	-	34.64
Loans	6.69	6.93	-	52.78
Investment Securities Held-to-Maturity	9.58	8.50	-	32.26
Liabilities				
Bank Deposits	3.27	2.74	-	26.55
Other Deposits	2.34	2.01	-	23.51
Interbank Money Market Takings	2.78	2.20	-	23.86
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.87	2.46	-	27.65

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding sources as customer deposits and foreign borrowings, looks after the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity sources.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Maturity analysis of assets and liabilities (according to remaining maturities):

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing(*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with	192,482	1,089,197	9,252	-	-	-	-	1,290,931
Banks and Other Financial	61,472	138,820	42,894	408	-	-	-	243,594
Trading Securities	1,352	2,475	3,871	111,966	52,563	103,595	-	275,822
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Investment Securities Available-for-	71,922	54	67,422	232,056	600,297	4,409,309	-	5,381,060
Loans	-	3,517,148	1,000,310	1,218,791	1,298,578	3,278,260	188,289	10,501,376
Investment Securities Held-to-	-	10,797	1,903	697,768	291,252	2,603,979		3,605,699
Other Assets	5,297	1,145,594	222,313	118,250	96,730	289,360	3,091,891	4,969,435
Total Assets	**332,525**	**5,904,085**	**1,347,965**	**2,379,239**	**2,339,420**	**10,684,503**	**3,280,180**	**26,267,917**
Liabilities								
Bank Deposits	53,760	451,831	72,494	15,786	6,000	42,050	-	641,921
Other Deposits	5,021,840	8,810,041	2,449,505	329,477	261,627	97,830	-	16,970,320
Other Fundings	-	45,145	192,615	265,989	1,905,541	1,138,456	-	3,547,746
Interbank Money Market Takings	-	525,173	50,232	41,640	103,412	253,999	-	974,456
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	71,032	-	-	-	-	-	-	71,032
Other Liabilities (**)	-	182,843	27,825	6,204	8,165	15,440	3,821,965	4,062,442
Total Liabilities	**5,146,632**	**10,015,033**	**2,792,671**	**659,096**	**2,284,745**	**1,547,775**	**3,821,965**	**26,267,917**
Net Liquidity Shortage	**-4,814,107**	**-4,110,948**	**-1,444,706**	**1,720,143**	**54,675**	**9,136,728**	**-541,785**	-
Prior Period								
Total Assets	**585,375**	**4,336,714**	**1,092,208**	**2,730,537**	**2,573,015**	**10,655,102**	**3,517,757**	**25,490,708**
Total Liabilities	**4,315,373**	**10,158,521**	**2,929,678**	**1,329,172**	**2,654,976**	**1,200,326**	**2,902,662**	**25,490,708**
Net Liquidity Shortage	**-3,729,998**	**-5,821,807**	**-1,837,470**	**1,401,365**	**-81,961**	**9,454,776**	**615,095**	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**)Shareholders' Equity is included in "Other liabilities" line under "Non-interest bearing" column.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Finansal Assets	**10,328,802**	**10,657,514**	**10,715,597**	**11,239,809**
Banks and Other Financial Institutions	1,342,043	739,960	1,342,043	739,960
Investment Securities Available-for-Sale	5,381,060	4,750,373	5,580,518	5,116,413
Investment Securities Held-to-Maturity	3,605,699	5,167,181	3,793,036	5,383,436
Financial Liabilities	**22,205,475**	**21,698,070**	**22,205,475**	**21,698,070**
Bank Deposits	641,921	740,542	641,921	740,542
Other Deposits	16,970,320	15,653,294	16,970,320	15,653,294
Other Fundings	4,522,202	5,248,886	4,522,202	5,248,886
Securities Issued	-	-	-	-
Miscellaneous Payables	71,032	55,348	71,032	55,348

4.9 Transactions carried out on behalf of customers, items held in trust

The Bank provides buying, selling and custody services and management and advisory services in financial matters for its customers.

4.10 Disclosure on operations

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposit, accumulating account, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard credit cards and Maestro ve Electron Garanti24 cards are available under the brand name of Visa and Mastercard.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card, and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels. Mid-scale customers representing a large part of Turkish population are served efficiently through "Açık" branches.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Major financial statement items according to business lines:

Current Period	Retail Banking	Corporate Banking	Investment Banking	Other	All Business Lines in Total
Operating Profit	186,413	260,721	1,296,241	405,885	2,149,260
Other *	-	-	-	-	-
Operating Profit	**186,413**	**260,721**	**1,296,241**	**405,885**	**2,149,260**
Net Income	105,675	181,624	1,267,415	405,885	1,960,599
Undistributable Costs**	-	-	-	1,335,874	1,335,874
Operating Income	105,675	181,624	1,267,415	-929,989	624,725
Income from Associates and Subsidiaries	-	-	-	59,324	59,324
Profit Before Taxes	105,675	181,624	1,267,415	-870,665	684,049
Provision for Taxes on Income	-	-	-	-233,500	-233,500
Net Operating Profit After Taxes	105,675	181,624	1,267,415	-1,104,165	450,549
Minority Interest	-	-	-	-	-
Net Operating Profit/Loss after Taxes	**105,675**	**181,624**	**1,267,415**	**-1,104,165**	**450,549**
Assets	3,602,800	7,359,372	10,965,432	2,688,230	24,615,834
Investments in Associates and Subsidiaries	-	-	-	1,554,491	1,554,491
Undistributable Assets	-	-	-	97,592	97,592
Total Assets	**3,602,800**	**7,359,372**	**10,965,432**	**4,340,313**	**26,267,917**
Liabilities	10,374,878	7,201,263	5,356,591	98,738	23,031,470
Undistributable Liabilities	-	-	-	3,236,447	3,236,447
Total Liabilities	**10,374,878**	**7,201,263**	**5,356,591**	**3,335,185**	**26,267,917**
Other Section Accounts	**79,894**	**147,275**	**321,671**	**364,617**	**913,457**
Capital Investment	-	-	-	-	-
Depreciation Expenses	3,169	2,676	-	105,383	111,228
Impairment Losses	77,487	76,503	28,827	241,942	424,759
Non-Cash Other Income/Expenses	-762	68,096	292,844	17,292	377,470
Restructuring Costs	-	-	-	-	-

* Net operating profit from transactions with other business lines.
** Costs not distributable to business lines consistently.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5 Disclosures and footnotes on unconsolidated financial statements

5.1 Assets

5.1.1 Balances with the Central Bank of Turkey

	Current Period		Prior Period	
	TL	FC	TL	FC
Unrestricted Demand Deposits	342	988,306	61	212,218
Unrestricted Time Deposits	-	109,801	36,429	136,631
Total	**342**	**1,098,107**	**36,490**	**348,849**

5.1.2 Further information on trading securities (presented in net value)

5.1.2.1 Trading securities given as collateral or blocked

None.

5.1.2.2 Trading securities subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	-	-	-	201,984
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-
Total	-	-	-	**201,984**

5.1.3 Due from foreign banks

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	66,432	92,411	35,267	-
USA and Canada	18,859	114,540	6,796	38,258
OECD Countries (1)	3,774	13,224	-	-
Off-shore Banking Regions	3,242	462	-	-
Other	7,304	49,672	-	-
Total	**99,611**	**270,309**	**42,063**	**38,258**

(1) OECD countries other than the EU countries, USA and Canada

5.1.4 Receivables from reverse repurchase agreements

None.

5.1.5 Investment securities available-for-sale

5.1.5.1 Investment securities available-for-sale

Investment securities available-for-sale consist of debt securities, investment funds and common stocks.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.5.2 Details of investment securities available-for-sale

	Current Period	Prior Period
Debt Securities	**5,313,145**	**4,692,111**
Quoted at Stock Exchange	4,425,681	2,922,074
Not Quoted at Stock Exchange	887,464	1,770,037
Common Stocks	**67,915**	**58,262**
Quoted at Stock Exchange	24,141	13,870
Not Quoted at Stock Exchange	47,895	44,696
Impairment Losses (-)	4,121	304
Total	**5,381,060**	**4,750,373**

5.1.5.3 Investment securities available-for-sale given as collateral

Collateralized investment securities available-for-sale include government bonds in Turkish Lira. Carrying values of such securities with total nominal value of TL 2,958 billion, is TL 2,289 billion. The accrued interest on these securities amounts to TL 226 billion.

5.1.5.4 Investment securities available-for-sale given as collateral or blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Common stocks	-	-	-	-
Bills, bonds and other securities	2,289	-	-	-
Others	-	-	-	-
Total	**2,289**	**-**	**-**	**-**

5.1.5.5 Investment securities available for sale subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	283,236	39,576	-	914,384
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	136,631
Asset Backed Securities	-	-	-	-
Others	-	-	-	147,596
Total	**283,236**	**39,576**	**-**	**1,198,611**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.6 Loans

5.1.6.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**55,760**	**189,462**	**90,702**	**290,686**
Corporates	55,760	189,462	90,702	290,686
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**180,068**	**8,510**	**285,566**	**43,701**
Loans to Employees	**22,139**	-	**18,476**	-
Total	**257,967**	**197,972**	**394,744**	**334,387**

5.1.6.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	**10,236,149**	-	**25,786**	**51,152**
Discounted Bills	23,882	-	-	-
Export Loans	1,359,696	-	25,764	34,117
Import Loans	3,963	-	-	-
Loans to Financial Sector	124,553	-	-	-
Foreign Loans	497,695	-	-	-
Consumer Loans	664,959	-	-	-
Credit Cards	2,845,263	-	-	-
Precious Metal Loans (Gold, etc...)	59,839	-	-	-
Other	4,656,299	-	22	17,035
Specialization Loans	-	-	-	-
Other Receivables	**2,086,745**	-	-	-
Total	**12,322,894**	-	**25,786**	**51,152**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.6.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Short-term Loans	**8,828,128**	**-**	**25,786**	**41,857**
Loans	6,741,383	-	25,786	41,857
Specialization Loans	-	-	-	-
Other Receivables	2,086,745	-	-	-
Medium and Long-term Loans	**3,494,766**	**-**	**-**	**9,295**
Loans	3,494,766	-	-	9,295
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
	12,322,894	**-**	**25,786**	**51,152**

5.1.6.4 Consumer loans

	Short-term	Medium and Long-term	Total	Accrued Interest and Income
Consumer Loans-TL	**382,194**	**123,639**	**505,833**	**6,602**
Housing Loans	16,500	81,792	98,292	1,195
Automobile Loans	109,963	40,500	150,463	1,688
Consumer Loans	247,366	922	248,288	3,583
Personnel Loans	8,365	425	8,790	136
Other Consumer Loans	-	-	-	-
Consumer Loans-Indexed to FC	**47,568**	**111,558**	**159,126**	**16,746**
Housing Loans	14,888	93,413	108,301	14,362
Automobile Loans	18,097	17,521	35,618	1,886
Consumer Loans	14,475	74	14,549	391
Personnel Loans	108	550	658	107
Other Consumer Loans	-	-	-	-
Credit Cards	**2,807,549**	**-**	**2,807,549**	**-**
Total Consumer Loans	**3,237,311**	**235,197**	**3,472,508**	**23,348**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.6.5 Allocation of loan customers

	Current Period	Prior Period
Public Sector	711,400	809,618
Private Sector	9,601,687	6,832,015
Total	**10,313,087**	**7,641,633**

5.1.6.6 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	9,815,392	4,665,131
Foreign Loans (*)	497,695	2,976,502
Total	**10,313,087**	**7,641,633**

(*) Effective from 1 January 2004, in compliance with the decree on "Changes in Uniform Chart of Accounts and Guidance for Banks" as published on 9 January 2004, the classification of foreign loans was revised.

5.1.6.7 Loans to investments, associates and subsidiaries

	Current Period	Prior Period
Direct Lendings	97,433	158,646
Indirect Lendings	-	-
Total	**97,433**	**158,646**

5.1.6.8 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	161	365
Doubtful Loans and Receivables	565	3,443
Uncollectible Loans and Receivables	242,811	160,856
Total	**243,537**	**164,664**

5.1.6.9 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled:

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**7,722**	**19,304**	**317,766**
Additions (+)	9,298	205	185,599
Transfer from Other NPL Categories (+)	-	11,479	24,276
Transfer to Other NPL Categories (-)	11,479	24,276	-
Collections (-)	1,443	1,016	46,326
Write-offs (-)	172	-	11,023
Restatement Effects of Inflationary Accounting (-)	766	1,726	45,596
Balances at End of Period	**3,160**	**3,970**	**424,696**
Specific Provisions (-)	161	565	242,811
Net Balance on Balance Sheet	**2,999**	**3,405**	**181,885**

Non-performing loans in foreign currencies:

None.

5.1.6.10 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables legally qualified as "uncollectible" by way of the "incapability document", are written off. In such cases where any possible collections are negligible, the receivables may be written off by the decision of the board of directors.

5.1.7 Factoring receivables

None.

5.1.8 Investment securities held-to-maturity (net)

5.1.8.1 Investment securities held-to-maturity

	Current Period	Prior Period
Debt Securities	**3,613,978**	**5,167,181**
Quoted at Stock Exchange	1,115,612	1,009,790
Not Quoted at Stock Exchange	2,498,366	4,157,391
Impairment Losses (-)	**8,279**	-
Total	**3,605,699**	**5,167,181**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.8.2 Movement of investment securities held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**5,167,181**	**6,504,013**
Foreign Currency Differences On Monetary Assets	-44,707	-68,212
Purchases during the Period	1,491,943	515,758
Disposals through Sales/Redemptions	-2,416,482	-1,000,644
Impairment Losses (-)	8,279	-
Restatements Effects of Inflationary Accounting (-)	583,957	783,734
Balances at End of Period	**3,605,699**	**5,167,181**

5.1.8.3 Information on investment securities held-to-maturity

Current Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised/Blocked Securities	370,706	1,199,586	381,971	1,225,720
Securities subject to Repurchase Agreements	66,002	550,393	66,269	548,410
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-
Other	-	-	-	-
Total	**436,708**	**1,749,979**	**448,240**	**1,774,130**

Prior Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised securities	242,613	1,641,360	258,905	1,702,037
Securities subject to Repurchase Agreements	86,432	774,652	92,281	785,312
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-
Other	-	-	-	-
Total	**329,045**	**2,416,012**	**351,186**	**2,487,349**

Investment securities held-to-maturity given as collateral:

	Current Period		Prior Period	
	TL	FC	TL	FC
Share Certificates	-	-	-	-
Bonds and Similar Securities	370,706	1,199,586	242,613	1,641,360
Other	-	-	-	-
Total	**370,706**	**1,199,586**	**242,613**	**1,641,360**

Above securities are held for legal obligations and transaction limits.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Investment securities held-to-maturity subject to repurchase agreements:

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	66,002	550,393	86,432	610,409
Treasury Bill	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	164,243
Total	**66,002**	**550,393**	**86,432**	**774,652**

Investment securities held-to-maturity held for "structural" position:

None.

5.1.9 Investments in associates (Net)

5.1.9.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Bankalararası Kart Merkezi AŞ (*) (1)	Istanbul/Turkey	10.15	10.15
2	Tansaş Perakende Mağazacılık AŞ (2)	Izmir/ Turkey	24.11	56.98
3	İksir Ul. Elekt.Tic. Bilg.Ve Hab. Hiz. AŞ (1)	Istanbul/Turkey	30.44	100.00
4	Garanti Turizm Yatırım Ve İşletmeleriAŞ (1)	Istanbul/Turkey	43.33	100.00
5	Doc Finance SA	Geneve/Switzerland	29.00	100.00

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	8,235	7,361	3,368	635	-	431	-	-
2	451,827	198,086	170,123	7,724	-	-38,032	-333,904	514,715
3	14,178	12,117	81	2	-	-1,134	-224,972	-
4	89,283	68,271	62,847	46	-	-689	-82,435	-
5	82,134	17,324	-	10,488	-	597	-1,308	-

(*) Inflation adjusted financial statements are not available

(1) Interim financial statements are as of and for the nine-month period ended 30 September 2004.

(2) Interim financial statements are as of and for the nine-month period ended 30 September 2004, but fair value information is as of 31 December 2004.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.9.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**321,141**	**288,296**
Movements during the Period	**-161,501**	**32,845**
Acquisitions and Participations in Capital Increases	-	-
Bonus Shares Received	12,580	-
Dividends from Current Year Profit	-	-
Sales/Liquidations	-121,567	-9,650
Reclassifications	-	-
Difference between Market Values and Inflation-Adjusted Values	-30,546	42,706
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-451	-842
Impairment Losses (-)	21,517	-631
Balance at End of Period	**159,640**	**321,141**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Impairment losses amounting to TL 21,517 billion arises due to permanent decreases in values of certain investments.

Valuation methods of investments in associates:

Investments in Associates	Current Period	Prior Period
Inflation-Adjusted Historical Costs	1,177	140,644
Valued at Fair Value	124,106	142,071
Valued by Equity Method of Accounting	34,357	38,426

Sectoral distribution of investments in associates:

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	5,024	5,033
Other Investments	154,616	316,108

Quoted associates:

Associates	Current Period	Prior Period
Quoted at Domestic Stock Exchange	124,106	142,071
Quoted at International Stock Exchanges	-	-

Investments in associates sold during the current period:

Company	Selling Price	Market or Stock Exchange Price per Share at Selling Date	Cash/Term Sale
Doğuş Otomotiv Holding AŞ	113,626	5,500	Cash Sale

Investments in associates acquired during the current period:

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 December 2004)

5.1.10 Investments in subsidiaries (Net)

5.1.10.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share- If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Lasaş Lastik San.Ve Tic.AŞ	İstanbul/Turkey	99.99	99.99
2	Garanti Bilişim Teknolojisi Ve Tic. AŞ	İstanbul/Turkey	100.00	100.00
3	Petrotrans Nakliyat Ticaret AŞ (*)	İstanbul/Turkey	99.99	99.99
4	Ana Konut Danışmanlık AŞ	İstanbul/Turkey	100.00	100.00
5	Doğuş Hava Taşımacılığı AŞ	İstanbul/Turkey	96.49	100.00
6	Garanti Ödeme Sistemleri AŞ (*)	İstanbul/Turkey	99.92	100.00
7	Doğuş İnsan Gücü AŞ (*) (2)	İstanbul/Turkey	64.10	100.00
8	Doğuş Hiz. Yön. Ve Org. Danış AŞ (*)	İstanbul/Turkey	93.40	100.00
9	Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ	İstanbul/Turkey	100.00	100.00
10	Sititur Turizm Taşımacılık Org. AŞ	İstanbul/Turkey	99.95	100.00
11	Galata Araştırma Yayıncılık Tanıtım Ve Bilişim Teknoloji Hizmetleri AŞ	İstanbul/Turkey	100.00	100.00
12	Konaklı Turizm Temizlik Taşımacılık Org. Bilgisayar Danışmanlık Yapı Ve Tic. AŞ	İstanbul/Turkey	99.97	100.00
13	Voyager Mediterranean Turizm End.ve Tic.A.Ş. (**)	İstanbul/Turkey	77.00	100.00
14	Garanti Finansal Kiralama AŞ	İstanbul/Turkey	94.10	98.93
15	Garanti Faktoring Hiz.AŞ (3)	İstanbul/Turkey	55.40	55.40
16	Garanti Yatırım Menkul Kıymetler AŞ	İstanbul/Turkey	100.00	100.00
17	Garanti Portföy Yönetimi AŞ	İstanbul/Turkey	100.00	100.00
18	Garanti Sigorta AŞ	İstanbul/Turkey	100.00	100.00
19	Garanti Emeklilik ve Hayat AŞ	İstanbul/Turkey	99.78	100.00
20	Garanti Gayrimenkul Yatırım Ortaklığı AŞ	İstanbul/Turkey	50.98	50.98
21	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
22	Bosphorus Financial Services Ltd (1)	Valetta/Malta	99.99	100.00
23	Garanti Bank Moscow	Moscow/Russia	78.35	99.85
24	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
25	Garanti Fund Management Co. Ltd	Valetta/Malta	99.99	100.00

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	53,078	40,512	38,564	3	-	-6,978	-6,743	-
2	8,733	6,397	1,227	350	210	2,915	-99,154	-
3	427	-136	-	1	-	-251	-385	-
4	337,441	328,271	306,284	231	-	-13,930	-61,212	-
5	13,762	13,425	-	111	-	-156	-122,928	-
6	4,110	2,674	206	48	540	839	661	-
7	8	-528	-	1	-	-42	-1,087	-
8	405	368	20	-	79	216	-	-
9	193,916	193,916	185,601	37	-	-394	4,175	-
10	88,439	86,907	84,228	1	-	-3,006	-57,763	-
11	210	144	-	1	-	43	-229	-
12	11,515	11,510	10,707	10	-	-165	-6,286	-
13	5,369	703	226	112	-	10	-5,935	-
14	462,576	88,369	17,525	68,254	559	-25,749	12,662	-
15	111,926	19,654	513	10,306	-	386	-74,628	40,200
16	17,342	15,145	3,680	-	2,881	2,738	-30,369	-
17	20,095	15,281	3,379	184	1,585	7,997	-3,170	-
18	147,401	47,878	17,078	5,557	5,035	6,433	-30,701	-
19	92,544	11,380	5,241	2,533	3,316	-15,327	-14,118	-
20	92,470	83,769	44,198	2,242	2,934	403	11,407	67,084
21	3,541,185	292,112	67,514	154,708	53,815	46,056	-8,484	-
22	545	542	-	-	-	-	401	-
23	213,150	49,872	763	8,088	5,525	6,575	-1,252	-
24	10,820	10,386	-	358	-	-1,260	8,058	-
25	1,739	-111	-	12	-	-176	-207	-

(*) Inflation adjusted financial statements are not available.

(**) As inflation adjusted financial statements are not available as of the reporting date, statutory financial statements are disclosed.

(1) Financial statements are as of 31 December 2003. The Company is currently under liquidation.

(2) Interim financial statements are as of and for the nine-month period ended 30 September 2004.

(3) Interim financial statements are as of and for the nine-month period ended 30 September 2004, but fair value information is as of 31 December 2004.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.10.2 Movement of subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**1,464,248**	**1,270,454**
Movements during the Period	**-69,397**	**193,794**
Acquisitions and Participations in Capital Increases	20,829	245,723
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations	-6,911	-1,449
Reclassifications	-	-
Difference between Market Values and Inflation-Adjusted Values	24,918	10,390
Effect of the Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-31,520	-34,207
Impairment Losses (-)	76,713	26,663
Balance at End of Period	**1,394,851**	**1,464,248**
Capital Commitments	19,302	33,830
Share Percentage at the End of Period (%)	-	-

Impairment losses amounting to TL 54,619 billion in the current period are calculated based on the equity accounting results of subsidiaries. The remaining balance consists of an impairment reversal of TL -3,011 billions and an impairment provision of TL 25,105 billion for permanent decreases in values of certain subsidiaries.

Valuation methods of subsidiaries:

Subsidiaries	**Current Period**	**Prior Period**
Inflation-Adjusted Historical Costs	677,862	711,839
Valued at Fair Value	56,473	31,554
Valued by Equity Method of Accounting	660,516	720,855

Sectoral distribution of subsidiaries:

Subsidiaries	**Current Period**	**Prior Period**
Banks	287,886	319,543
Insurance Companies	76,782	56,394
Factoring Companies	22,273	14,229
Leasing Companies	76,169	76,169
Finance Companies	105,209	89,059
Other Subsidiaries	826,532	908,854

Quoted subsidiaries:

Subsidiaries	**Current Period**	**Prior Period**
Quoted at Domestic Stock Exchanges	56,473	31,554
Quoted at International Stock Exchanges	-	-

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Subsidiaries disposed during the current period:

Company	Selling Price	Market or Stock Exchange Price per Share at Selling Date	Cash/Term Sale
IOB Bank Offshore Ltd.	-	-	Liquidation
Şahintur Şahinler Otl. Tur. Yat. İşl. AŞ	6,300	-	Cash Sale

Subsidiaries acquired during the current period:

Acquisitions included in the movement schedule above, resulted from participations in capital increases of existing subsidiaries.

5.1.11 Other investments (Net)

5.1.11.1 Commitments for joint ventures

None.

5.1.11.2 Details for joint ventures

None.

5.1.11.3 Information for joint ventures of banks not subject to consolidation

None.

5.1.11.4 Accounting method applied for joint ventures

None.

5.1.12 Financial lease receivables (Net)

5.1.12.1 Maturity analysis of financial lease receivables

None.

5.1.12.2 Net investment for financial lease

None.

5.1.12.3 Financial lease agreements

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.13 Receivables on term sales of assets included in "Miscellaneous Receivables"

	Current Period	Prior Period
Investments, Associates, Subsidiaries and Joint Ventures	-	-
Real Estates	-	567
Other Assets	-	-

5.1.14 Accrued interest and income

5.1.14.1 Accrued interest and income on loans

Accrued Interest and Income on Loans	Current Period		Prior Period	
	TL	FC	TL	FC
Uncollected Interest Income	3,093	1,824	3,618	9,246
Interest Income Accruals	61,041	90,774	46,418	139,261
Uncollected Commissions and Other Income	201	180	149	149
Commissions and Other Income Accruals	6,087	854	4,512	331
Total	**70,422**	**93,632**	**54,697**	**148,987**

5.1.14.2 Other accrued interest and income

Other Accrued Interest and Income Receivable on	Current Period		Prior Period	
	TL	FC	TL	FC
Trading Securities	2,149	1,294	436	6,375
Investment Securities Available-for-Sale	117,005	82,467	123,073	243,350
Investment Securities Held-to-Maturity	22,148	62,178	54,822	96,659
Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	12,811	2,073	15,932	891
Financial Derivative Instruments:	1,006	64,540	984	4,291
Interest and Income Accruals	*1,006*	*64,540*	*984*	*4,291*
Income Accruals for Foreign Exchange Gains	-	-	-	-
Financial Leases	-	-	-	-
Other	12,094	740	9,825	190
Total	**167,213**	**213,292**	**205,072**	**351,756**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.15 Tangible assets (Net)

	Real Estates	Leased Equipment	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period:					
Cost	1,320,108	129,655	31,967	672,384	2,154,114
Accumulated Depreciation (-)	129,064	66,142	17,665	493,118	705,989
Net Book Value	1,191,044	63,513	14,302	179,266	1,448,125
Balance at End of Current Period:					-
Net Book Value at Beginning of Current Period	1,191,044	63,513	14,302	179,266	1,448,125
Additions	27,253	25,585	2,665	44,723	100,226
Disposals (-)	97,307	1	738	4,812	102,858
Impairment Losses	-80,750	-	-	-	-80,750
Depreciation Expense for Current Period (-)	15,911	16,510	4,455	63,531	100,407
Cost at End of Current Period	1,161,772	155,222	31,710	686,512	2,035,216
Accumulated Depreciation at End of Current Period	-137,443	-82,635	-19,936	-530,866	-770,880
Net Book Value at End of Current Period	**1,024,329**	**72,587**	**11,774**	**155,646**	**1,264,336**

5.1.15.1 Disclosure for impairment losses or releases individually material for financial statements:

Conditions for allocating/releasing any impairment:

None.

Amount of impairment losses provided or released in financial statements during current period:

None.

5.1.15.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually:

During 2004, a total provision of TL 80,750 billion was made for the impairment in values of certain real estates.

5.1.16 Intangible assets

5.1.16.1 Useful lives and amortisation rates

Intangible assets include merely pre-operating expenses. The estimated useful lives of such assets vary between 3 and 10 years.

5.1.16.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation.

5.1.16.3 Balances at beginning and end of current period

	Beginning of Period		End of Period	
Intangible Assets	**Cost**	**Accumulated Amortisation**	**Cost**	**Accumulated Amortisation**
Pre-operating Expense	68,588	-39,057	70,539	-49,672

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.16.4 Movements of intangible assets for the current period

	Current Period
Net Book Value at End of Prior Period	**29,531**
Additions	2,157
Additions due to Mergers, Transfers and Acquisition	-
Disposals (-)	-
Impairment Losses/Releases	-
Amortisation Expense for Current Period (-)	-10,821
Currency Translation Differences on FC Assets	-
Other	-
Net Book Value at End of Current Period	**20,867**

5.1.16.5 Details for any individually material intangible assets

None.

5.1.16.6 Intangible assets capitalised under government incentives at fair values

None.

5.1.16.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.16.8 Net book value of intangible asset that are restricted in usage or pledged

None.

5.1.16.9 Commitments to acquire intangible assets

None.

5.1.16.10 Disclosure on revalued intangible assets

None.

5.1.16.11 Research and development costs expensed during current period

None.

5.1.16.12 Goodwill

None.

5.1.16.13 Movements in goodwill during current period

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.1.17 Other assets

5.1.17.1 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
1.Prepaid Expenses	85,804	74,584
2.Deferred Tax Assets	97,592	376,916

5.1.17.2 Deferred tax assets and tax losses carried forward

As of 31 December 2004, the Bank's tax-deductible financial losses carried-forward and deferred tax assets calculated thereon amounted to TL 49,012 billion after netting with the current period tax base of TL 936,079 billion, and TL 14,704 billion, respectively. The total deferred tax assets of the Bank after the current period tax provision is TL 97,592 billion. In the income statement, a tax provision of TL 233,500 billion is made for the year 2004. TL 280,824 billion of this provision is the current period tax charge and TL 47,324 billion is the deferred tax credit arising on temporary differences.

5.1.17.3 Components of other assets, as each sub-account exceeding 20% of the total seperately, excluding off-balance sheet items exceeding 10% of total assets

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**452,534**	**-**	**1,186,759**	**1,757,090**	**250,023**	**29,699**	**105,031**
Foreign Currency Deposists	**3,115,800**	**-**	**2,878,049**	**2,615,781**	**401,489**	**244,646**	**362,079**
Residents in Turkey	2,821,532	-	2,789,551	2,494,379	385,085	201,365	325,068
Residents Abroad	294,268	-	88,498	121,402	16,404	43,281	37,011
Public Sector Deposits	**10,309**	**-**	**254**	**220**	**5**	**35**	**34**
Commercial Deposits	**1,181,635**	**-**	**1,032,601**	**740,179**	**275,556**	**726**	**5,074**
Other	**259,047**	**-**	**15,259**	**41,685**	**1,859**	**13**	**145**
Precious Metal Deposits	**2,514**	**-**	**838**	**497**	**-**	**2,855**	**-**
Bank Deposits	**53,760**	**-**	**588,161**	**-**	**-**	**-**	**-**
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	2,295	-	233,123	-	-	-	-
Foreign Banks	51,461	-	355,038	-	-	-	-
Special Purpose Financials Institutions	4	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**5,075,599**	**-**	**5,701,921**	**5,155,452**	**928,932**	**277,974**	**472,363**

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**320,741**	**-**	**1,006,547**	**1,298,940**	**516,461**	**114,280**	**70,441**
Foreign Currency Deposists	**2,779,477**	**-**	**3,448,365**	**2,430,118**	**465,899**	**80,973**	**322,380**
Residents in Turkey	2,540,167	-	3,326,247	2,317,158	439,940	68,958	290,611
Residents Abroad	239,310	-	122,118	112,960	25,959	12,015	31,769
Public Sector Deposits	**8,209**	**-**	**208**	**98**	**-**	**114**	**26**
Commercial Deposits	**951,858**	**-**	**710,257**	**299,978**	**441,554**	**49,295**	**59,756**
Other	**222,083**	**-**	**15,806**	**17,019**	**6,039**	**239**	**66**
Precious Metal Deposits	**1,877**	**-**	**-**	**7,180**	**6,676**	**334**	**-**
Bank Deposits	**31,126**	**-**	**709,416**	**-**	**-**	**-**	**-**
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	2,440	-	250,671	-	-	-	-
Foreign Banks	28,684	-	458,745	-	-	-	-
Special Purpose Financials Institutions	2	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**4,315,371**	**-**	**5,890,599**	**4,053,333**	**1,436,629**	**245,235**	**452,669**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.2.1.1 Saving deposits insured by Saving Deposit Insurance Fund and the total amount of the deposits exceeding the insurance coverage limit

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	2,214,897	3,159,230	1,406,174	-
Foreign Currency Saving Deposits	2,857,002	6,701,453	3,488,700	-
Other Deposits	495	14,512	4,609	-
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

None.

5.2.1.3 Saving deposits out of the insurance coverage limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	261,308	221,099
Off-Shore Branches	-	-

5.2.2 Funds provided from transactions by repurchase transactions

	Current Period		Prior Period	
	TL	FC	TL	FC
Domestic Transactions	**258,708**	**-**	**85,869**	**-**
Financial Institutions and Organizations	200,951	-	2,260	-
Other Institutions and Organizations	32,092	-	53,338	-
Individuals	25,665	-	30,271	-
Foreign Transactions	**50,108**	**465,990**	**563**	**1,750,995**
Financial Institutions and Organizations	50,000	465,990	-	1,750,995
Other Institutions and Organizations	4	-	5	-
Individuals	104	-	558	-
Total	**308,816**	**465,990**	**86,432**	**1,750,995**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-term	124,743	2,210,449	107,120	2,153,897
Medium and Long-term	-	1,212,554	-	1,030,910
Total	**124,743**	**3,423,003**	**107,120**	**3,184,807**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.2.3.1 ***Disclosures for concentration areas of the Bank's commitments***

Disclosures for concentration areas are prepared according to customers or sector groups providing funds or other risk concentrating crietarias.

5.2.4 ***Disclosure for securities issued***

None.

5.2.4.1 ***Convertible bonds***

None.

5.2.4.2 ***Maturity, interest and currency profile of securities issued***

None.

5.2.5 Funds

None.

5.2.6 Miscellaneous payables

	Current Period	Prior Period
Cash Collaterals Received	702	658

5.2.6.1 ***Nature of cash collaterals received***

Cash collaterals received consist of deposits blocked for loans, export and import transactions.

5.2.7 Other liabilities

5.2.7.1 ***Deferred tax liabilities***

None.

5.2.7.2 ***Components of other liabilities, as each sub-account exceeding 20% of the total seperately, excluding off-balance sheet items exceeding 10% of total liabilities***

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.2.8 Taxes and other duties payable

5.2.8.1 Information on taxes payable:

	Current Period	Prior Period
Corporate Taxes Payable	-	-
Taxation on Securities Income	20,471	21,320
Taxation on Real Estates Income	307	252
Banking Insurance Transaction Tax	14,024	9,211
Foreign Exchange Transaction Tax	1,763	1,602
Value Added Tax Payable	714	664
Other	5,950	11,051
Total	**43,229**	**44,100**

5.2.8.2 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	-	-
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	4	14
Bank Pension Fund Premium-Employer	5	7
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	158	143
Unemployment Insurance-Employer	255	220
Other	-	-
Total	**422**	**384**

5.2.9 Factoring payables

None.

5.2.10 Criteria used in the determination of lease instalments in the financial lease contracts, renewal and purchase options, restrictions, and significant burdens imposed on the bank on such contracts

The agreements are made with purchase options. The payments are usually made in equal instalments.

5.2.10.1 Changes in agreements and further commitments arising

None.

5.2.10.2 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	16,583	13,723	10,896	8,899
1-4 Years	19,064	16,015	15,661	13,571
More than 4 Years	-	-	-	-
Total	**35,647**	**29,738**	**26,557**	**22,470**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.2.10.3 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "Other Assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.10.4 "Sale-and-lease-back" agreements

None.

5.2.11 Accrued interest and expenses

Accrued Interest and Expenses on	**Current Period**		**Prior Period**	
	TL	**FC**	**TL**	**FC**
Deposits	71,661	19,587	129,114	21,568
Funds Borrowed	8,260	28,975	8,692	22,039
Securities Issued	-	-	-	-
Repurchase Agreements	3,822	10,195	77	6,936
Financial Derivative Instruments:	7,108	4,221	13	5,627
Interest and Expense Accruals	*7,108*	*4,221*	*13*	*5,627*
Expense Accruals for Foreign Exchange Losses	-	-	-	-
Factoring Payables	-	-	-	-
Other	4,820	8,439	3,857	72,276
Total	**95,671**	**71,417**	**141,753**	**128,446**

5.2.12 Provisions and subordinated loans

5.2.12.1 General provisions

	Current Period	**Prior Period**
General Provision for	**65,512**	**53,562**
Loans and Receivables in Group I	52,604	41,330
Loans and Receivables in Group II	389	1,182
Non-Cash Loans	12,519	11,050
Other	-	-

5.2.12.2 Reserve for employee termination benefits and notification indemnity

	5. PP(1)	**4. PP(1)**	**3. PP(1)**	**2. PP(1)**	**Prior Period(1)**	**Current Period**
Actual Payments of Employee Termination Benefits and Notification Indemnity	893	2,926	3,813	2,794	3,680	3,995
Reserve for Employee Termination Benefits and Notification Indemnity	11,784	17,271	27,853	43,273	54,876	65,109
Actual Payment Coverage	7.58	16.94	13.69	6.46	6.71	6.14
Reserve Coverage for Employee Termination Benefits and Notification Indemnity	39.61	38.61	34.36	24.43	21.08	19.31
Reserve for Possible Employee Termination Benefits and Notification Indemnity	4,668	6,668	9,570	10,570	11,570	12,570

(1) Prior period amounts are not restated for the effects of inflation as of 31 December 2004.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.2.12.3 Liabilities resulting from retirement rights

Liabilities to the foundation established in accordance with "Social Security Institution":

None.

All kinds of liabilities to the foundation established that provide benefits for the employees after retirement:

None.

5.2.12.4 Nature of provisions, timing and amount of expected payments and uncertainties

None.

5.2.12.5 Provisions for foreign exchange differences on foreign currency indexed loans

As of 31 December 2004, a provision of TL 16,135 billion was made for foreign exchange losses on foreign currency indexed loans and is recorded under loans.

5.2.12.6 Provisions for impairment losses at settlement dates

As of 31 December 2004, a provision of TL 1,110 billion was made for impairment losses incurred at settlement dates.

5.2.12.7 Provisions for non-cash loans that are not indemnified and converted into cash

As of 31 December 2004, a provision of TL 1,479 billion was made for indemnified non-cash loans.

5.2.12.8 General reserves for possible losses

	Current Period	Prior Period
Balance at Beginning of Period	**37,567**	**25,943**
Provision for realized losses	-33,000	-17,461
Current period general reserve provision	41,500	31,875
Restatement effects of inflationary accounting	-4,567	-2,790
Balance at End of Period	**41,500**	**37,567**

The Bank provided a general reserve in the amount of TL 41,500 billion in the current year for the assets kept at cost in the financial statements against the possible adverse effects of the potential risks in the economy.

5.2.13 Subordinated loans

None.

5.2.14 Information on shareholders' equity

5.2.14.1 Paid-in capital

	Current Period	Prior Period
Common Stock	1,200,000	822,038
Preferred Stock	-	-

5.2.14.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Stock	1,200,000	1,200,000
Preferred Stock	-	-

5.2.14.3 Capital increases in current year

Date of Increase	Amount of Increase	Cash	Reserves	Revaluation Fund
23 September 2004	377,962	-	350,500	27,462

5.2.14.4 Capital increases from revaluation fund in current year

Revaluation Surplus on Tangible Assets	Revaluation Surplus on Investments	Income on Sale of Real Estates	Income on Sale of Investments	Revaluation Fund on Leasehold Improvements
-	-	20,515	6,947	-

5.2.14.5 Capital commitments for current financial year and following period

None.

5.2.14.6 Information on the priveleges given to stocks representing the capital

None.

5.2.14.7 Common stock issue premiums, shares and equity instruments

	Current Period	Prior Period
Number of Shares (billion) (1)	2,400	1,644
Preferred Stock	-	-
Common Stock Issue Premium	-	-
Common Stock Canceling Profit	-	-
Other Equity Instruments	-	-
Total Common Stock Issue	**2,400**	**1,644**

(1) The Bank's paid-in capital amounts to TL1,200,000 billion is made up of 2.399.999.999.654 shares with a face value of TL500 each and 1.728 shares with a face value of TL100 each. As of 31 December 2004, the Bank's capital is fully paid.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.2.14.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates and Subsidiaries	-	-	35,479	-
Investment Securities Available-for-Sale	68,021	73,197	45,513	181,626
Investment Securities included in "Structural" Position	-	-	-	-

Securities in Foreign Currency	Current Period	Prior Period
Value Increase Fund for Securities in Foreign Currency	73,197	181,626
Foreign Exchange Gain on Common Stocks Included Above	-	-

Accounting for foreign exchange gains/losses on investments, associates, subsidiaries and common stocks in investment securities available-for-sale:

Such gains/losses are posted to the statement of operations as foreign exchange gains/losses. There are no foreign currency common stocks in investment securities available-for-sale.

Any foreign exchange gains/losses classified under shareholders' equity in prior periods:

None.

5.2.14.9 Revaluation fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,060	-	2,469	-
Gain On Sale of Investments in Associates and Subsidiaries and Real Estates as Source for Capital Increases	7,083	-	24,524	-
Revaluation Fund on Leasehold Improvements	-	-	-	-

5.2.14.10 Revaluation surplus

Under revaluation surplus, the bonus shares received from the following investee companies are classified; Garanti Gayrimenkul Yatırım Ortaklığı AŞ by TL 226 billion, Türkiye Sınai Kalkınma Bankası by TL 881 billion, Garanti Sigorta AŞ by TL 2,806 billion, Garanti Ödeme Sistemleri AŞ by TL 401 billion, Garanti Yatırım Menkul Değerler AŞ by TL 943 billion and Kredi Kartları Bürosu by TL 480 billion.

5.2.14.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve (Turkish Commercial Code 466/1)	22,515	-
II. Legal Reserve (Turkish Commercial Code 466/2)	2,987	-
Extraordinary Reserves	835	-

In compliance with the decisions made on the General Assembly, 5% of the prior years' profits are allocated to legal reserves.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.2.14.12 Extraordinary reserves

	Cari Dönem	Önceki Dönem
Legal reserves that was allocated to be in compliance with the decisions made on the General Assembly	71,416	-
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Difference on Foreign Currency Capital	-	-

In compliance with the decisions made on the General Assembly, remaining prior years' profits after the appropriation to legal reserves, are allocated to extraordinary reserves.

5.2.14.13 Shareholders having more than 10% share in capital and/or voting right

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	616,984	51.42 %	616,984	-

As per the Board of Directors decision dated 8 November 2004, Doğuş Holding AŞ had an agreement with an foreign portfolio investor for issuing an option to purchase a portion of the shares of the Bank owned by Doğuş Holding AŞ. The pricing negotiation was concluded in November 2004 and the investor took over all the ownership rights including sale of 88,007,246,560 shares (TL500 each) representing 3.667% of the Bank's capital throughout the option period agreed. Accordingly, Doğuş Holding AŞ' share in the Bank's capital decreased from 55.08% to 51.42%. In the agreement, an additional right has been provided to the investor to purchase a further 30% of the shares subject to this option which represents 2.05% of the Bank's capital. Such shares were pledged to the investor.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.3 Income statement

5.3.1 Interest Income

5.3.1.1 Interest income received from investments, associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	5,539	9,688

5.3.1.2 Income from financial lease

None.

5.3.1.3 Interest income received from reverse repurchase agreements

None.

5.3.1.4 Interest income from factoring receivables

None.

5.3.2 Interest Expenses

5.3.2.1 Interest expenses paid to investments, associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	7,481	18,809

5.3.2.2 Expenses on financial lease

	Current Period	Prior Period
Financial Lease Expenses	2,885	1,369

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.3.2.3 Maturity structure of the interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	
TL							
Bank Deposits	15	52,004	-	-	-	-	52,019
Saving Deposits	1,380	291,078	342,278	77,194	18,483	23,277	753,690
Public Sector Deposits	73	85	60	1	21	9	249
Commercial Deposits	1,240	245,687	57,695	58,435	5,928	3,323	372,308
Other	13,832	3,941	17,905	18,874	22	35	54,609
"7 Days Notice" Deposits	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	-	-	-	-	-
Total TL	**16,540**	**592,795**	**417,938**	**154,504**	**24,454**	**26,644**	**1,232,875**
FC							
Foreign Currency Deposits	5,669	76,753	73,312	16,113	3,489	10,883	186,219
Bank Deposits	-	16,503	-	-	-	-	16,503
Precious Metal Deposits	-	1	67	14	16	-	98
Total FC	**5,669**	**93,257**	**73,379**	**16,127**	**3,505**	**10,883**	**202,820**
Grand Total	**22,209**	**686,052**	**491,317**	**170,631**	**27,959**	**37,527**	**1,435,695**

5.3.2.4 Interest expense on repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Interest Paid on Repurchase Agreements	142,273	36,750	181,362	33,497

5.3.2.5 Interest expenses on factoring payables

None.

5.3.3 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.3.4 Provision for loan losses or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	119,261	61,954
Loans and Receivables in Group III	*161*	-
Loans and Receivables in Group IV	*322*	-
Loans and Receivables in Group V	*118,778*	*61,954*
General Provisions	18,593	14,157
Provision for Possible Losses	41,500	32,774
Foreign Exchange Losses on Foreign Currency Indexed Loans	16,135	-
Impairment Losses on Securities	105	2
Trading securities	105	2
Available-for-sale securities	-	-
Other Impairment Losses	148,415	27,831
Associates	39,926	344
Subsidiaries	79,767	27,487
Joint Ventures	-	-
Investment Securities Held to Maturity	28,722	-
Other	80,750	9,009
Total	**424,759**	**145,727**

5.3.5 Other operating expenses

	Current Period	Prior Period
Personnel Costs	368,545	314,845
Reserve for Employee Termination Benefits	1,000	1,160
Deficit Provision for Pension Fund	-	-
Depreciation Expenses	100,407	112,384
Amortisation Expenses	10,821	13,363
Other Operating Expenses	334,518	334,813
Repair and Maintenance Expenses	*13,550*	*13,783*
Advertisement Expenses	*56,045*	*53,680*
Other Expenses	*264,923*	*267,350*
Loss on Sale of Assets	10,474	20,314
Operational Leasing Expenses	45,507	45,471
Other	213,212	143,278
Total	**1,084,484**	**985,628**

Goodwill amortisation:

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.3.6 Income/losses from investments, associates and subsidiaries

5.3.6.1 Income and losses

Income/Losses from	Current Period	Prior Period
Subsidiaries (+/-)	48,574	26,913
Investments and Associates (+/-)	10,750	40

5.3.6.2 Income/losses from investments in associates resulting from equity accounting

Losses from investments in associates accounted under equity method of accounting, are presented in section 5.3.4 above under "Other impairment losses". There are no profits recognized for investments in associates accounted under equity method of accounting.

5.3.6.3 Income or loss from transactions with companies and individuals in the Bank's risk group

Details are provided in section 5.8.

5.3.7 Extraordinary income/expense

None.

5.3.8 Net profit and loss

5.3.8.1 Any further explanation on operating results needed for proper understanding of the Bank's performance

None.

5.3.8.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.3.9 Quantification of any changes in accounting estimates that had material effect in current period and may materially affect subsequent periods

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.4 Off-balance Sheet Items

5.4.1 Off-balance sheet contingencies

5.4.1.1 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Loan Risks	365,712	472,769
With Original Maturity of 1 Year or Less	*64,238*	*74,814*
With Original Maturity of More Than 1 Year	*301,474*	*397,955*
Other Non-Cash Loans	6,325,974	5,384,830
Total	**6,691,686**	**5,857,599**

5.4.1.2 Other disclosures on non-cash loans

Sectoral distribution of non-cash loans :

	Current Period				Prior Period			
	TL	(%)	FC	(%)	TL	(%)	FC	(%)
Agriculture	**15,718**	**1.04**	**27,328**	**0.53**	**27,232**	**1.93**	**80,844**	**1.82**
Farming and Stockbreeding	15,495	1.02	27,328	0.53	18,162	1.29	55,800	1.26
Forestry	-	-	-	-	8,835	0.62	25,044	0.56
Fishery	223	0.01	-	-	235	0.02	-	-
Manufacturing	**489,105**	**32.24**	**2,319,989**	**44.83**	**440,266**	**31.18**	**2,347,132**	**52.79**
Mining	10,385	0.68	6,217	0.12	41,765	2.96	173,173	3.89
Production	476,933	31.44	2,244,568	43.37	397,618	28.16	1,998,083	44.94
Electricity, Gas, Water	1,787	0.12	69,204	1.34	883	0.06	175,876	3.96
Construction	**207,339**	**13.67**	**1,016,336**	**19.64**	**210,952**	**14.94**	**887,278**	**19.96**
Services	**747,137**	**49.26**	**1,657,983**	**32.04**	**673,543**	**47.71**	**992,121**	**22.32**
Wholesale and Retail Trade	536,889	35.39	635,719	12.28	462,369	32.75	619,046	13.92
Hotel, Food and Beverage Services	23,478	1.55	102,948	1.99	15,538	1.10	104,072	2.34
Transportation and Telecommunication	38,102	2.51	155,300	3.00	35,517	2.52	100,705	2.27
Financial Institutions	124,837	8.23	698,592	13.50	150,394	10.65	156,742	3.53
Real Estate and Renting Services	11,548	0.76	44,092	0.85	-	-	-	-
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	2,960	0.20	7,141	0.14	2,370	0.17	836	0.02
Health and Social Services	9,323	0.62	14,191	0.28	7,355	0.52	10,720	0.24
Other	**57,564**	**3.79**	**153,187**	**2.96**	**59,908**	**4.24**	**138,323**	**3.11**
Total	**1,516,863**	**100.00**	**5,174,823**	**100.00**	**1,411,901**	**100.00**	**4,445,698**	**100.00**

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Non-cash loans classified under Group I and II:

	Group I		Group II	
Non-Cash Loans	**TL**	**FC**	**TL**	**FC**
Letters of Guarantee	1,512,864	3,082,667	756	442
Bank Acceptances	-	599,274	-	314
Letters of Credit	106	1,489,507	-	441
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Other Commitments and Contingencies	-	-	-	-

5.4.1.3 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	3,085,217	2,624,013
Letters of Guarantee in TL	1,516,757	1,411,901
Letters of Credit	1,185,029	893,712
Bank Acceptances	357,269	325,690
Prefinancing	-	22,634
Total	**6,144,272**	**5,277,950**

5.4.1.4 Possible losses from off-balance sheet items

None.

5.4.1.5 Pledges, mortgages, other restrictions and acquisition commitments on tangible assets

None.

5.4.1.6 Explanation for the following matters separately from other conditional commitments

The Bank's share in commitments for joint venture:

None.

Accounting method of commitments:

The Bank has capital commitments amounting TL 19,302 billion for its subsidiaries. Furthermore, there are letters of guarantee amounting TL 8,604 billion issued for several entities for the Bank's own business and included in the Bank's off-balance sheet accounts.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.4.2 Financial derivative instruments

	Current Period	Prior Period
Trading Derivatives		
Foreign Currency Related Derivative Transactions (I)	**4,812,331**	**7,227,662**
Currency Forwards	395,143	482,839
Currency Swaps	3,533,614	6,470,785
Currency Futures	299,200	192,890
Currency Options	584,374	81,148
Interest Rate Related Derivative Transactions (II)	**20,000**	**257,187**
Interest Rate Forwards	-	-
Interest Rate Swaps	-	-
Interest Rate Futures	-	-
Interest Rate Options	20,000	257,187
Other Trading Derivatives (III)	-	-
A. Total Trading Derivatives (I+II+III)	**4,832,331**	**7,484,849**
Hedging Derivatives		
Fair Value Hedges	-	-
Cash Flow Hedges	12,361	-
Hedges for Foreign Currency Investments	-	-
B. Total Hedging Derivatives	**12,361**	-
Total Derivative Transactions (A+B)	**4,844,692**	**7,484,849**

Derivative transactions on gold are included under "Others" line in Off-Balance Sheet Items table.

5.4.3 Services rendered on behalf of third parties

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

5.4.4 The Bank's latest international risk ratings

MOODY'S *(February 2005*)*

Long Term FC Deposit	B2
Long Term TL Deposit	Baa2
Short Term TL Deposit	Prime-2
Deposit Outlook	Positive
FSR	D+
FSR Outlook	Stable

STANDARD AND POORS *(January 2005*)*

Long Term FC Counter Party Credit Rating	BB-
Outlook	Stable

FITCH RATINGS *(January 2005*)*

Foreign Currency	
Long Term	BB-
Short Term	B
Outlook	Stable
Individual	C/D
Support	4
Turkish Lira	
Long Term	BB-
Short Term	B
Outlook	Stable
National	A
Outlook	Stable

CAPITAL INTELLIGENCE *(January 2005*)*

Long Term FC Obligations	B+
Short Term FC Obligations	B
Domestic Strength	BBB
Support	2
Outlook	Stable

(*) Latest dates in risk notes or outlooks.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.5 Statement of changes in shareholders' equity

5.5.1 Any increases arising from first-time application of accounting for financial instruments

5.5.1.1 Increases from valuation of investment securities available-for-sale

The revaluation of investment securities available-for-sale at fair value has resulted in a gain of TL 42,574 billion that is presented as the current period increase in "securities value increase fund" in the statement of changes in shareholders' equity. In 2004 and 2003, the amounts transferred to Net Profit from "securities value increase fund" were TL 126,827 billion and TL 5,893 billion, respectively.

5.5.1.2 Increases due to cash flow hedges

In 2004, the Bank entered into swap contracts to convert variable interest rates on its borrowings to fixed interest rates for cash flow hedging purposes. A gain of TL 5,229 billion on such effective hedging contracts was classified directly under shareholders' equity within "Other Profit Reserves".

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The reconciliation has been completed.

5.5.2 Any decreases arising from first-time application of accounting for financial instruments

5.5.2.1 Decreases from valuation of investment securities available-for-sale

None.

5.5.2.2 Decreases due to cash flow hedges

None.

5.5.3 Dividends

5.5.3.1 Any dividends declared after date of balance sheet but before publishing financial statements:

There is no decleration.

5.5.3.2 Earnings per share to be distributed to shareholders after balance sheet date

This will be decided during the General Assembly, currently, there are no advices.

5.5.4 Transfers to legal reserves

	Current Period	Prior Period
Transfer from retained earnings to legal reserves	25,144	-

5.5.5 Issuance of share certificates

Please refer to sections 5.2.14.3 and 5.2.14.4 for details of the capital increase incurred in the current period.

5.5.6 Effects of prior years' corrections to beginning balances of current period

On the Regulation issued by BRSA, BDDK.DZM.2/13/1-a-2, it is required that in cases where the fair values of the investments in quoted companies are below the book values restated for the effects of inflation, then taking into account certain criterias like whether the value decreases are temporary or permanent, the proportions of value decreases, the book values are adjusted for provisions to cover the impairments down to fair values and impairment losses are posted through statement of income. The effect of this regulation on the prior period results is adjusted through retained earnings under the heading of "Effect of changes in accounting policies" in the statement of changes in shareholders' equity in compliance with the Article 10 of the statement no.12 "Material Errors and Accounting for Changes in Accounting Policies" of the "Regulation on Accounting Standards". Accordingly, the prior period retained earnings and the current period net profit increased by TL 37,147 billion and TL 33,272 billion, respectively.

5.5.7 Compensation of prior period losses

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.6 Statement of cash flows

5.6.1 Disclosures for "other" items in statement of cash flows and effect of change in foreign currency exchange rates on cash and cash equivalents

In 2004, the net cash outflows arising from banking operations amount to TL 380,752 billion. TL 1,569,691 billion of this amount is generated from the change in operating assets and liabilities and TL 1,188,939 billion from operating profit. The net cash inflow from investing activities is TL 901,122 billion. The major item is the inflows arising from investment securities matured during the year. Cash and cash equivalents increased to TL 1,534,117 billion at the end of the current period in comparison to TL 916,691 billion at the beginning of the current period also with the favorable effect of changes in foreign currency exchange rates by TL 99,818 billion.

5.6.2 Cash outflows from acquisition of investments, associates, subsidiaries and other investments

Please refer to sections 5.1.9.2 and 5.1.10.2.

5.6.3 Cash inflows from disposal of investments, associates, subsidiaries and other investments

Please refer to sections 5.1.9.2 and 5.1.10.2.

5.6.4 Cash and cash equivalents at the beginning of the period

	Current Period	Prior Period
Cash on Hand	**181,487**	**210,908**
Cash in TL	*41,664*	*36,917*
Cash in Foreign Currency	*139,823*	*173,991*
Cash Equivalents	**735,204**	**2,014,957**
Other	*735,204*	*2,014,957*
TOTAL	**916,691**	**2,225,865**

5.6.5 Cash and cash equivalents at the end of the period

	Current Period	Prior Period
Cash on Hand	**189,528**	**181,487**
Cash in TL	*62,013*	*41,664*
Cash in Foreign Currency	*127,515*	*139,823*
Cash Equivalents	**1,344,589**	**735,204**
Other	*1,344,589*	*735,204*
TOTAL	**1,534,117**	916,691

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

A portion of placements at foreign banks in the amount of TL 42,063 billion is blocked for repayments of funds borrowed through securitisations.

5.6.7 Additional information

5.6.7.1 Restrictions on the Bank's potential borrowings :

None.

5.6.7.2 Cash inflows presenting increase in operating capacity of the Bank:

None.

5.7 Accounting for entities acquired through mergers and acquisitions:

None.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.8 Related party risks

5.8.1 Volume of transactions with the Bank's risk group, lendings and deposits outstanding at period end and income and expenses from transactions incurred during the period

5.8.1.1 Current Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	158,647	30,599	376,268	334,387	-	-
Balance at end of period	97,433	17,146	235,828	197,965	-	-
Interest and Commission Income	5,708	124	10,595	3,580	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.2 Prior Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	199,574	36,867	676,165	314,575	-	-
Balance at end of period	158,647	30,599	376,268	334,387	-	-
Interest and Commission Income	10,765	35	27,332	2,887	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.3 Other related party balances

Deposits:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	98,358	148,667	139,985	166,851	-	-
Balance at end of period	65,484	98,358	152,702	139,985	-	-
Interest Expenses	7,481	19,223	18,841	16,365	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

Derivative transactions:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Trading Transactions:						
Beginning of Period	161,005	22,267	-	-	-	-
End of Period	222	161,005	680	-	-	-
Total Profit/Loss	-	-5	-82	-	-	-
Hedging Transactions:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.2 The Bank's risk group

5.8.2.1 Relations with companies in risk group of / or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.8.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group compose 2.97% of the Bank's total cash loans and 1.19% of the Bank's total assets. The non-cash loans of the risk group compose 3.21% of the Bank's total non-cash loans. The deposits of the risk group compose 1.24% of the Bank's total deposits. The pricing of transactions with the risk group companies is set in compliance with the market prices.

5.8.2.3 Other matters not required to be disclosed

None.

5.8.2.4 Transactions accounted under equity method

Please refer to sections 5.1.9 and 5.1.10.

5.8.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.9 Accounting in hyperinflationary economies

5.9.1 Further disclosure for inflationary accounting

5.9.1.1 Restatement of financial statements of the current and prior periods for the changes in the general purchasing power of Turkish Lira on the balance sheet date

Article 14 (the "Article") of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies" has been in effect since 1 July 2002.

The Bank's financial statements are restated for the changes in the general purchasing power of Turkish Lira on the balance sheet date in accordance with the Article as mentioned above. The corresponding figures for previous periods are restated in the same terms. In order to define an economy as a hyperinflationary economy, there are certain criteria set in the Article. One characteristic is a cumulative three-year inflation rate equal to or over 100% and a current year inflation rate equal to or over 10%. Inflationary accounting is applied in accordance with the Article and based on the supplement attached to it including the Turkish nation-wide wholesale price indices published by the State Institute of Statistics. Based on these indices, last three-year and twelve months inflation rates in Turkey have been 69.72% and 13.84%, respectively as of 31 December 2004. Although the last three-year inflation rate of 69.72% does not meet the characteristic of a cumulative three-year inflation rate equal to or over 100%, other characteristics; like general population refers to keep its wealth in foreing currencies, prices are quoted in foreign currencies, interest rates, wages and prices are linked to a general price index, sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short, still confirms the existence of a hyperinflationary economy. Therefore, the financial statements of the Bank are restated for the changes in the general purchasing power of Turkish Lira as of 31 December 2004.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements as of 31 December 2004, 2003 and 2002 are given below:

Date	Index	Conversion Factor
31 December 2004	8,403.8	1.000
31 December 2003	7,382.1	1.138
31 December 2002	6,478.8	1.297

The main guidelines for the above-mentioned restatement are as follows:

- Inflationary accounting was applied starting from 1970. For the transactions before 1970, the restatements were made as if they occurred in 1970.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities are restated from their acquisition dates. The effects of any revaluations made before based on the prior legislations are eliminated.

- The components of shareholders' equity, are restated by applying the relevant conversion factors except for any revaluation surpluses previously recorded. Any capital increases through such surpluses are not considered as contributions of shareholders. Transfers from reserves, undistributed profits, share premiums and income on sale of participations and premises and equipment to capital, are considered as capital contributions of shareholders. As a result of the restatements, any positive differences between the nominal paid-in capital and the restated paid-in capital, are recorded under "capital reserves from inflation adjustments to paid-in capital" in the shareholders' equity.

- All items in the statement of income are restated by applying the monthly conversion factors.

- As the price indices are announced monthly, the same indices are used for all the transactions of the related month.

- The effect of inflation on the net monetary position of the Bank, is included in the statement of operations as "gain/loss on net monetary position".

- Investments, affiliated companies and other equity shares are either presented at fair values if their fair values are available, or at market values if they are quoted, otherwise restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting any bonus shares received due to revaluation surpluses added to capital and financial expenses capitalised, including foreign exchange differences. Investments, affiliated companies and other equity shares in foreign currencies have been translated into Turkish Lira at foreign exchange rates prevailing at the balance sheet date.

- The restated amount of non-monetary assets are reduced when they exceed the amounts recoverable from the items' future uses taking into consideration criteria like the nature of impairments like permanent or temporary, and the impairment size. Provision for impairments is recognized in the statement of operations. In determination of fair values, prudency and materiality principles are applied in accordance with "Regulation on Accounting Standards".

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.10 Domestic, foreign and off-shore branches and foreign reprensentative offices

	Number of Branches	Number Of Employees	Country	Total Assets	Legal Capital
Domectic Branches	347	9,081			
Foreign Representative Offices	5	1	1-SWITZERLAND		
		1	2-GERMANY		
		1	3-RUSSIA		
		1	4-ENGLAND		
		1	5-CHINA		
Foreign Branches	3	15	1- LUXEMBOURG	1,950,737	USD 89,500,000
		10	2- MALTA	5,971,103	-
		18	3- NCTR	18,876	-

(Billions of Turkish Lira = Thousands of New Turkish Lira as restated for

5.11 Significant events and matters arising subsequent to balance sheet date

Turkish Lira has ended up in large denominations unprecedented in the world creating several problems for expressing and writting the figures. The Turkish Lira has been renamed as the New Turkish Lira; six zeros have been removed from the Turkish Lira, and one million Turkish Lira has been equalled to one New Turkish Lira (1,000,000 TL=1 NTL) strating from 1 January 2005. For this reason, removing six zeros from banknotes, adopting a new unit of currency based on a conversion rate, with which one million Turkish Lira equals one New Turkish Lira (1,000,000 TL=1 NTL), and thus bringing a general simplificaiton in expressing and writting the monetary values and records within the scope of the national economy is considered useful for practical reasons. During the transactions to be conducted in terms of the New Turkish Lira, the values higher than a half New Kuruş (100 NK=1 NTL) shall be rounded off to one New Kuruş, while a half New Kuruş and the values lower than a half Kuruş shall no be taken into account.

Starting from 1 January 2005, the currency unit is set as New Turkish Lira (YTL) by the Law on the Currency Unit of the Republic of Turkey with no.5083 on 28 January 2004. The related legislation for local accounting applications, the Accounting System Application Communiqué no.13, was published in the Official Gazette no.25605 on 6 October 2004. In compliance with the Circular issued by the BRSA, BDDK.DZM.2/13/1-a-1, the financial statements and footnotes as of 31 December 2004 are prepared in Turkish Lira (TL).

The Bank sold its shares in Türkiye Sınai Kalkınma Bankası AŞ in the amount of TL 5,817 billion classified in investment securities available for sale as of 31 December 2004 at a price of TL 7,574.billion as at 31 January 2005.

6 Other disclosures and footnotes

6.1 Other disclosures on activities of the Bank

None.

7 Independent Auditor's Report and Auditor's Evaluation

7.1 Disclosure on Independent Auditor's Report

The Bank's unconsolidated financial statements as of 31 December 2004, have been audited by Cevdet Suner Denetim ve Yeminli Mali Müşavirlik AŞ (the member firm of KPMG), and an unqualified opinion is expressed in the independent auditor's report dated 25 February 2005.